1934 Act Registration No. 1-31517

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of September 2004

China Telecom Corporation Limited

(Translation of registrant’s name into English)

31 Jinrong Street, Xicheng District

Beijing, China 100032

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F       X            Form 40-F

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                     No      X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-            .)

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE PROSPECTUS INCLUDED IN THE REGISTRATION STATEMENT ON FORM F-3 (FILE NO.333-113181) OF CHINA TELECOM CORPORATION LIMITED AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

EXHIBITS

Exhibit Number		Page
1.1	Interim Report dated September 1, 2004	A-1

1.2	Announcement dated September 1, 2004	B-1

1.3	Disclosure dated September 2, 2004	C-1

1.4	Circular dated September 1, 2004	D-1

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA TELECOM CORPORATION LIMITED

Date: September 2, 2004	By:	/s/ Zhou Deqiang
	Name:	Zhou Deqiang
	Title:	Chairman and CEO

3

Exhibit 1.1

2	Chairman’s Statement
8	Independent Review Report of the International Auditors
9	Unaudited Consolidated Balance Sheet
11	Unaudited Consolidated Statement of Income
12	Unaudited Consolidated Statement of Shareholders’ Equity
13	Unaudited Consolidated Statement of Cash Flow
15	Notes to the Unaudited Interim Financial Statements
31	Supplementary Information for American Depositary Shareholders
34	Other Information

Dear Shareholders,

In the first half of 2004, driven by the sustained and rapid growth of the Chinese economy, the demand for telecommunications services continued to grow with a steady increase in the total volume of voice services, further expansion of Internet services and more opportunities for the development of value-added services. At the same time, competition within the telecommunications market further intensified. Voice services were the key focus of such competition as mobile substitution became more visible. While the increased market demands have provided us with new opportunities for development, the intensified competition among telecommunications operators has brought about new challenges to us.

Faced with this challenge, we adhered to our core value of “Innovation and Solid Execution”, focussed on improving our operational systems and enhancing corporate management, and consistently promoted our “market-oriented, customer-centred and return-driven” business model throughout the organisation. These measures improved our market responsiveness, product development, marketing capabilities and our ability to thrive in the market place, increasing our profitability and shareholders’ value. In the first half of 2004, our local wireline services subscriber base increased by 17.51 million, reaching 178 million at the end of June and our broadband subscriber base increased by 3.66 million, reaching 10.89 million at the end of June. Driven by the strength in our local voice services and broadband Internet services, we recorded a steady growth in operating revenue which reached RMB80,217 million, an increase of 8.3% over the same period in 2003. Our EBITDA was RMB43,991 million and our net profit was RMB14,708 million, of which RMB4,236 million was generated from amortisation of connection fees.

In the first half of this year, we successfully completed the acquisition of telecommunications businesses in ten provinces. To fund the acquisition, we raised net proceeds of approximately US$1.5 billion through a successful offering of new H shares. With the implementation of our management system, all levels of management of the newly acquired subsidiaries have been geared towards achieving their business and financial objectives. The growth rates of these companies increased and their operating and capital expenditures were effectively controlled, thus improving their profitability. In the first half of this year, our newly acquired telecommunications subsidiaries in the ten provinces generated revenue of RMB17,916 million from their operations, an increase of 10.0% from the same period last year, and realised net profit of RMB2,553 million, of which RMB818 million was generated from amortisation of connection fees. After the Acquisition, our basic earnings per share reached RMB0.19, representing an increase of 11.8% over the same period last year. We now enjoy better growth prospects.

In the first half of this year, we further improved the management of our distribution channels, implemented the revenue-and-service-accountability system and improved the efficiency of the distribution channels, whereby a client-focussed, full coverage distribution channel system was established which has helped to stabilise the usage from our existing customers and played an important role in driving revenue growth. At the same time, we made substantial adjustments to our marketing operation management model applied by head office, including strengthening the market strategy planning and unifying brand management, unifying customer service interface and reinforcing the sales planning function. In addition, a product development centre was set up to strengthen our business innovation capability.

Since our initial public offering, our financial management has been improving continuously. The key importance of financial management in various aspects of the business continued to be emphasised, overall budget control has been more stringently implemented and cost control has been further improved. With more centralised network maintenance and higher efficiency, our network operations and support expenses have decreased. Following our philosophy of “running the enterprise in an industrious and economical way”, we have focussed effort in cutting our administrative expenses. As a result, our management and administrative expenditure continued to decrease. However, in order to ensure the continuing growth of our core business in a competitive environment, our sales expenses increased. Capital expenditure is expected to be more proportionate between the first half and second half of this year. The first half of this year recorded a total capital expenditure of RMB25,018 million, an increase of 12.4% from the same period last year.

In the first half of this year, we continued to focus our effort on centralising our network resources management and network maintenance. A centralised control and maintenance system covering various telecommunications networks was preliminarily established in all our local branch companies. We have further centralised the management of local branch companies’ resources. A transmission resources management system has been established and a conduit resources management system is taking shape. These measures will help us to realise dynamic deployment and distribution of our network resources, effectively increase the efficiency of our network operations and maintenance, and improve our market responsiveness.

In the first half of this year, Business Process Re-engineering (“BPR”) has been extensively implemented throughout the Company. 212 out of our 228 local branch companies have adopted or are adopting BPR. With BPR as our platform to implement various new management measures, we were able to expand our process management over a wider area, implement process management reform at all levels of the business. In particular, we have made substantial progress in our process-based and integrated management of distribution channels. The implementation of BPR has accelerated the establishment of a market-oriented, process-based management system, and further enhanced our local branch companies’ overall marketing abilities, market responsiveness, provisioning capabilities and network management. This has in turn improved our operating efficiency and profitability.

Further progress has been made with the development of CTG-MBOSS, an information technology platform for our businesses. The management support system (“MSS”), one of the three sub-systems of CTG-MBOSS, has been successfully launched on a trial basis at Guangdong Telecom and Shanghai Telecom. Such system will be further implemented in these two subsidiaries and extended to subsidiaries in other provinces in the second half of this year. The implementation of MSS will enable us, through information sharing, to improve our operating efficiency and financial management and standardise the management of our internal control, thus effectively minimising business risks.

Business Review

In the first half of this year, our major business lines continued to grow. The subscriber base for our local telephone services expanded rapidly and the volume of our local voice services also increased substantially. The wireless local access service made an important contribution to the growth of our business. Broadband services continued to develop at high growth rates and revenue generated therefrom accounted for a higher proportion of our total operating revenue. The domestic long distance services recorded positive growth both in terms of volume and revenue.

Local Telephone Services

As our core business, local telephone services recorded RMB40,527 million in revenue, an increase of 7.7% from the same period last year. Local telephone revenue accounted for 50.5% of our total operating revenue, which was similar to that of last year.

As at the end of June, our local telephone subscriber base increased by 17.51 million and by 10.9% from the end of last year, reaching 178 million. The growth in wireless local access subscribers and public telephone users was particularly strong with the total number of subscribers increasing by 10.91 million and 1.43 million, respectively, from the end of last year, reaching 36.47 million and 11.03 million, respectively. Their semi-annual growth rates were 42.7% and 14.8%, respectively.

By leveraging the strengths in our distribution channels and further promoting our packaged products in the first half of this year, we generated local telephone usage fees of RMB24,072 million, an increase of 7.1% from the same period last year. At the same time, the total usage of local voice service reached 210.7 billion pulses, an increase of 13.6% from the same period last year.

The steady and rapid increase in the number of wireless local access subscribers has effectively mitigated the pressure from mobile substitution. The packaging of wireless local access with residential and business wireline services has created synergies and increased the value of wireline services. We have reduced the investment cost of the wireless local access service per subscriber by approximately 10% and have increased the utilisation of the network by approximately 3%, thus maintaining a desirable level of investment return on such business.

Internet Services

In the first half of this year, the revenue generated from Internet services reached RMB6,602 million, an increase of 51.6% from the same period last year, and accounted for 8.2% of our total operating revenue, which increased by 2.4 percentage points over the same period last year. This line of revenue has contributed substantially to our overall growth in revenue. As at the end of June, our subscriber base for the broadband access service reached 10.89 million, an increase of 3.66 million from the end of last year or a semi-annual growth rate of 50.6%, hence strengthening our leading position in the broadband market.

We have focussed our attention on capitalising the strength of our full service portfolio. We combined broadband access with other wireline services and broadband application services and launched flexible tariff packages to create and satisfy different customer demands. The marketing strength of our broadband access products has been improved as we extended our distribution channels to full coverage. At the same time, based on “ChinaVnet” platform, we strengthened the integration of broadband application resources to encourage third party providers to join efforts in expanding the spectrum of the broadband content and applications market. As at the end of June 2004, the number of registered subscribers for “ChinaVnet” reached 4.66 million and over 200 broadband content providers nationwide joined “ChinaVnet”.

While the number of broadband subscribers was increasing rapidly, their ARPU value was kept at a relatively high level. Benefiting from economies of scale and centralised procurement, the investment cost per subscriber for broadband ADSL was reduced by approximately 5%, thus maintaining a relatively high investment return rate.

Long Distance Services

In the first half of this year, our revenue generated from domestic long distance services was RMB13,145 million, an increase of 3.6% from the same period last year. The total transmission volume for our domestic long distance services reached 39.4 billion minutes, an increase of 21.4% from the same period last year. We continued to maintain our leading position in this area.

While benefiting from increasing demands in the domestic long distance services market which was stimulated by the rapid growth of the Chinese economy, we adopted a flexible and efficient marketing strategy in the face of market competition. We maximised revenue from the domestic long distance services by adopting appropriate pricing strategies. Sales efforts were tailored to customers based on our detailed customer segmentation. For instance, we increased the density of public telephone outlets and strengthened our control over and further motivated the agency channels. These measures enabled us to maintain our strong position in the rapidly growing long distance services market for mobile population.

Revenue from international, Hong Kong, Macau and Taiwan long distance services decreased by 2.3% from the same period last year to RMB1,906 million in the first half of this year. The volume of international long distance usage was 812 million minutes, approximately the same as that of last year.

Managed Data and Leased Line Services

In the first half of this year, revenue generated from our managed data services was RMB1,524 million, a reduction of 6.4% from the same period last year, which accounted for 1.9% of our total operating revenue. Benefiting from the accelerating progress in the use of information technology by the general public, the leasing of standard ports of DDN, FR and ATM increased by 3.3%, 35.6% and 1.3%, respectively, from the end of 2003. On the other hand, under the pressure of competition within the market, the unit prices for our managed data services decreased.

We generated RMB2,112 million from our leased line services in the first half of this year, a reduction of 19.0% from the same period last year, which accounted for 2.6% of our total operating revenue. As at the end of June 2004, the total number of 2M digital lines leased was 146,200, a reduction of 10.4% from the end of 2003. This decrease was mainly due to the reduction in demand for leased lines from other domestic telecommunications operators.

Interconnection Services

In the first half of this year, revenue from interconnection services was RMB5,013 million, an increase of 22.4% from the same period last year. The net interconnection revenue was RMB3,240 million, an increase of 25.0% from the same period last year. Driven by the continuous expansion of our subscriber base and the overall growth in the domestic telecommunications market, the volume of inbound local calls reached 46.2 billion minutes in the first half of this year, an increase of 32.4% from the same period last year. The volume of inbound long distance calls also increased compared to the same period last year.

Value-added Services

We continued our efforts to develop wireline value-added services in the first half of this year and substantially increased the revenue generated from them. As at the end of June 2004, our subscribers for the caller ID service reached 98.19 million, representing a penetration rate of 55.0%, an increase of nearly 4 percentage points from the end of 2003. The semi-annual usage volume for our telephone information service reached 1,038 million minutes, an increase of 35.0% from the same period last year. Since the launch of the SMS over wireless local access service in the first half of this year, the volume of its usage has increased substantially and the service has demonstrated great potential for further development. As an important component of wireline services, value-added services continue to be one of our key focuses and an important source of our future growth.

Outlook for the Second Half of the Year

In the second half of 2004, sustained, rapid, healthy and coordinated growth of the Chinese economy is expected. Accelerating adoption of information technology in the Chinese economy will continue to drive greater demands for telecommunications services. The increasing competition in the telecommunications market will become a significant factor in our operations in the second half of 2004.

We plan to fully explore the development potential of wireline services as our pillar business, conduct comprehensive network optimisation for the wireless local access network to improve our network quality and capability of developing new businesses. Furthermore, we will consistently develop our broadband access service, expand the market for broadband applications, strengthen the development of value-added services and continuously explore new areas for our services.

We will continue to strengthen the capacities of, and improve the management of, our distribution channels. We will also continue to harmonise the relationship between marketing, products development, distribution and customers, effectively improve marketing design and planning, and improve our brand management to enhance our brand value.

We intend to continue transforming our business towards a value-driven growth model. We will also continue to improve overall budget control and budget implementation accountability, optimise cost structure, enhance management of capital expenditure and achieve a more even distribution of capital and operating expenditure. Moreover, we will further implement BPR to establish a process-based management system with a long standing effect. We will strengthen our internal control system to achieve the international best practice, so as to mitigate business risks. We will also speed up the establishment of CTG-MBOSS to provide effective IT support for our marketing and sales, operational management and internal control.

With a view to improving our human resources capital, we will continue with our human resources reforms and implement a merit-based appointment system. We will expand our talented team consisting of professional business managers, technical specialists, skilful marketing and maintenance personnel and professional administrative personnel.

We will pay close attention to new developments in the regulation of the telecommunications industry. Based on our in-depth understanding of regulatory policies, we will continue to comply with all regulatory requirements and foster a favourable business environment. Based on a win-win philosophy and through the creation of a favourable competitive environment, we will promote the healthy development of the industry.

In summary, we will adhere to our goal of becoming “a world-class telecommunications operator”. Focussing on rapid development, continued business reform, effective management and human-resources-based strategy, we will strive to achieve the sustainable and sound development of the business and maximise shareholders’ value.

Zhou Deqiang

Chairman and CEO

Beijing, PRC

1 September 2004

To the Board of Directors of

China Telecom Corporation Limited

INTRODUCTION

We have been instructed by the Company to review the interim financial statements of the Company and its subsidiaries (the “Group”) set out on pages 9 to 30.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of interim financial statements to be in compliance with the relevant provisions thereof and International Accounting Standard 34 “Interim Financial Reporting” promulgated by the International Accounting Standards Board. The interim financial statements are the responsibility of, and have been approved by, the directors.

It is our responsibility to form an independent conclusion, based on our review, on the interim financial statements and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

REVIEW WORK PERFORMED

We conducted our review in accordance with Statement of Auditing Standards 700 “Engagement to review interim financial reports” issued by the Hong Kong Society of Accountants. A review consists principally of making enquiries of Group management and applying analytical procedures to the interim financial statements and based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the interim financial statements.

REVIEW CONCLUSION

On the basis of our review which does not constitute an audit, we are not aware of any material modifications that should be made to the interim financial statements for the six-month period ended 30 June 2004.

KPMG

Certified Public Accountants

Hong Kong, China

1 September 2004

		30 June 2004	31 December 2003

	Note	RMB	RMB
ASSETS
Non-current assets
Property, plant and equipment, net		303,725	309,896
Construction in progress		39,522	31,617
Lease prepayments		4,555	4,485
Interests in associates		500	513
Investments		237	206
Deferred tax assets	9	10,662	10,523
Other assets		13,323	13,609
Total non-current assets		372,524	370,849

Current assets
Inventories		3,227	3,253
Accounts receivable, net	4	15,186	12,951
Prepayments and other current assets		3,715	3,695
Time deposits with maturity over three months		350	473
Cash and cash equivalents	5	16,710	12,721
Total current assets		39,188	33,093
Total assets		411,712	403,942

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	6	65,511	56,243
Current portion of long-term debt	7	14,970	13,957
Accounts payable	8	34,591	35,629
Accrued expenses and other payables		30,300	26,004
Income tax payable		3,664	3,395
Current portion of finance lease obligations		117	50
Current portion of deferred revenues		12,656	13,857
Total current liabilities		161,809	149,135
Net current liabilities		(122,621)	(116,042)
Total assets less current liabilities		249,903	254,807

The notes on pages 15 to 30 form part of these interim financial statements.

		30 June 2004	31 December 2003

	Note	RMB	RMB
Non-current liabilities
Long-term debt	7	72,491	68,632
Finance lease obligations		155	43
Deferred revenues		29,219	32,744
Deferred tax liabilities	9	1,575	1,325
Total non-current liabilities		103,440	102,744
Total liabilities		265,249	251,879
Minority interests		1,349	1,269
Shareholders’ equity
Share capital	10	80,932	75,614
Reserves		64,182	75,180
Total shareholders’ equity		145,114	150,794
Total liabilities and shareholders’ equity		411,712	403,942

The notes on pages 15 to 30 form part of these interim financial statements.

		Six-month periods ended 30 June
		2004	2003
	Note	RMB	RMB
Operating revenues	11	80,217	74,068

Operating expenses
Depreciation and amortisation		(23,255)	(22,666)
Network operations and support		(20,325)	(20,767)
Selling, general and administrative		(14,105)	(10,866)
Other operating expenses		(1,796)	(1,541)
Total operating expenses		(59,481)	(55,840)
Operating profit		20,736	18,228
Net finance costs	12	(2,341)	(1,728)
Investment loss		—	(85)
Share of profit from associates		6	—
Profit before taxation and minority interests	13	18,401	16,415
Taxation	14	(3,681)	(3,333)
Profit before minority interests		14,720	13,082
Minority interests		(12)	(24)
Profit attributable to shareholders		14,708	13,058
Basic earnings per share	16	0.19	0.17
Weighted average number of shares		76,725	75,614

The notes on pages 15 to 30 form part of these interim financial statements.

	Note	Share capital	Capital reserve	Share premium	Revaluation reserve	Surplus reserves	Statutory common welfare fund	Other reserves	Retained earnings	Total shareholders’ equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as at 1 January 2003, as previously reported		75,614	20,955	3,362	4,904	8,121	1,624	31,064	7,204	152,848
Adjusted for the Second Acquisition	1	—	—	—	—	—	—	34,177	—	34,177
Balance as at 1 January 2003, as adjusted		75,614	20,955	3,362	4,904	8,121	1,624	65,241	7,204	187,025
Net profit for the six-month period ended 30 June 2003		—	—	—	—	—	—	—	13,058	13,058
Contributions from China Telecom		—	—	—	—	—	—	—	215	215
Distributions to China Telecom		—	—	—	—	—	—	—	(214)	(214)
Transfer from retained earnings to other reserves		—	—	—	—	—	—	3,823	(3,823)	—
Dividends	15	—	—	—	—	—	—	—	(673)	(673)
Revaluation surplus realised		—	—	—	(4)	—	—	—	4	—
Deferred tax on land use rights realised		—	—	—	—	—	—	(76)	76	—
Balance as at 30 June 2003		75,614	20,955	3,362	4,900	8,121	1,624	68,988	15,847	199,411
Net profit for the six-month period ended 31 December 2003		—	—	—	—	—	—	—	824	824
Contributions from China Telecom		—	—	—	—	—	—	—	4,094	4,094
Distributions to China Telecom		—	—	—	—	—	—	—	(1,020)	(1,020)
Assets distributed to China Telecom in connection with the Second Acquisition	1	—	—	—	—	—	—	—	(10,762)	(10,762)

Recognition of deferred tax assets	—	—	—	—	—	—	—	2,209	—	2,209
Transfer from retained earnings to other reserves		—	—	—	—	—	—	(15,635)	15,635	—
Consideration for the acquisition of the First Acquired Group	1	—	—	—	—	—	—	(45,649)	—	(45,649)
Appropriations		—	—	—	—	7,340	1,748	—	(9,088)	—
Transfer from other reserves to capital reserve		—	(14,388)	—	—	—	—	14,388	—	—
Revaluation surplus		—	—	—	1,537	—	—	—	—	1,537
Eliminations of deferred tax liabilities		—	—	—	—	—	—	—	150	150
Revaluation surplus realised		—	—	—	(13)	—	—	—	13	—
Deferred tax on land use rights realised		—	—	—	—	—	—	(55)	55	—
Balance as at 31 December 2003		75,614	6,567	3,362	6,424	15,461	3,372	24,246	15,748	150,794
Issue of shares, net of issuing expenses of RMB294 million		5,318	—	7,384	—	—	—	—	—	12,702
Net profit for the six-month period ended 30 June 2004		—	—	—	—	—	—	—	14,708	14,708
Contributions from China Telecom		—	—	—	—	—	—	—	100	100
Transfer from retained earnings to other reserves		—	—	—	—	—	—	2,653	(2,653)	—
Consideration for the acquisition of the Second Acquired Group	1	—	—	—	—	—	—	(27,800)	—	(27,800)
Transfer from other reserves to capital reserve		—	(9,371)	—	—	—	—	9,371	—	—

Dividends	15	—	—	—	—	—	—	—	(5,224)	(5,224)
Revaluation surplus realised		—	—	—	(8)	—	—	—	8	—
Effect of change in tax rate	9	—	—	—	—	—	—	(166)	—	(166)
Deferred tax on land use rights realised		—	—	—	—	—	—	(74)	74	—
Balance as at 30 June 2004		80,932	(2,804)	10,746	6,416	15,461	3,372	8,230	22,761	145,114

The notes on pages 15 to 30 form part of these interim financial statements.

			Six-month periods ended 30 June
	Note		2004	2003
			RMB	RMB
Net cash from operating activities	(a	)	35,517	29,558
Cash flows from investing activities
Capital expenditure			(26,023)	(24,161)
Purchase of investments			(42)	(73)
Lease prepayments			(125)	(28)
Proceeds from disposal of property, plant and equipment			136	49
Increase in time deposits with maturity over three months			(45)	(294)
Maturity of time deposits with maturity over three months			168	1,262
Net cash used in investing activities			(25,931)	(23,245)
Cash flows from financing activities
Capital element of finance lease payments			(30)	(35)
Proceeds from issue of shares, net of issuing expenses			12,702	—
Proceeds from bank and other loans			41,129	48,119
Repayments of bank and other loans			(42,083)	(52,424)
Payment of dividends			(4,833)	—
Cash contributions from minority interests			68	18
Cash payment for the acquisition of the Second Acquired Group			(12,650)	—
Cash contributions from China Telecom			100	292
Cash distributions to China Telecom			—	(224)
Net cash used in financing activities			(5,597)	(4,254)
Net increase in cash and cash equivalents			3,989	2,059
Cash and cash equivalents at 1 January			12,721	22,743
Cash and cash equivalents at 30 June			16,710	24,802

The notes on pages 15 to 30 form part of these interim financial statements.

(a)	Reconciliation of profit before taxation and minority interests to net cash from operating activities

	Six-month periods ended 30 June
	2004	2003
	RMB	RMB
Profit before taxation and minority interests	18,401	16,415
Adjustments for:
Depreciation and amortisation	23,255	22,666
Provision for doubtful accounts	679	733
Investment loss	—	85
Share of profit from associates	(6)	—
Interest income	(109)	(151)
Interest expense	2,522	1,820
Unrealised foreign exchange (gains)/losses	(56)	41
Loss on retirement and disposal of property, plant and equipment	65	967
Increase in accounts receivable	(2,914)	(3,702)
Decrease/(increase) in inventories	26	(271)
Decrease/(increase) in prepayments and other current assets	16	(108)
Decrease/(increase) in other non-current assets	169	(2)
Increase/(decrease) in accounts payable	878	(456)
Increase in accrued expenses and other payables	3,770	3,311
Decrease in deferred revenues	(4,726)	(4,862)
Cash generated from operations	41,970	36,486
Interest received	109	151
Interest paid	(3,125)	(2,572)
Investment income received	30	13
Income tax paid	(3,467)	(4,520)
Net cash from operating activities	35,517	29,558

The notes on pages 15 to 30 form part of these interim financial statements.

1.	PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PRESENTATION

Principal activities

China Telecom Corporation Limited (the “Company”) and its subsidiaries (hereinafter, collectively referred to as the “Group”) are engaged in the provision of wireline telecommunications and related services in Shanghai Municipality, Guangdong Province, Jiangsu Province, Zhejiang Province, Anhui Province, Fujian Province, Jiangxi Province, Guangxi Zhuang Autonomous Region, Chongqing Municipality, Sichuan Province, Hubei Province, Hunan Province, Hainan Province, Guizhou Province, Yunnan Province, Shaanxi Province, Gansu Province, Qinghai Province, Ningxia Hui Autonomous Region and Xinjiang Uygur Autonomous Region of the People’s Republic of China (the “PRC”). The Group offers a comprehensive range of wireline telecommunications services to residential and business customers, including local, domestic long distance (“DLD”) and international long distance (“ILD”) telephone services, Internet and managed data, leased line, and other related services.

The operations of the Group are subject to the supervision and regulation by the PRC government. The Ministry of Information Industry, pursuant to the authority delegated to it by the PRC’s State Council, is responsible for formulating the telecommunications industry policies and regulations, including the regulation and setting of tariff levels for basic telecommunications services, such as local and long distance telephone services, managed data services, leased line and interconnection arrangements.

Organisation

The Company was incorporated in the PRC on 10 September 2002 as part of the reorganisation (the “Restructuring”) of China Telecommunications Corporation (“China Telecom” and together with its subsidiaries other than the Company referred to as “China Telecom Group”), a state-owned enterprise which is under the supervision and regulation of the Ministry of Information Industry. In November 2001, pursuant to a further industry restructuring plan approved by the State Council, China Telecom’s wireline telecommunications networks and related operations in 10 northern provinces, municipalities and autonomous regions of the PRC were transferred to China Netcom Group. China Telecom retained the wireline telecommunications networks and related operations of 21 provinces, municipalities and autonomous regions of the PRC, including those of the Company’s subsidiaries. In accordance with this industry restructuring plan, China Telecom and China Netcom Group own 70% and 30%, respectively, of the nationwide inter-provincial optic fibres.

1.	PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PRESENTATION

Organisation

Pursuant to the resolution passed by the Company’s independent shareholders at an Extraordinary General Meeting held on 15 December 2003, the Company acquired the entire equity interests in Anhui Telecom Company Limited, Fujian Telecom Company Limited, Jiangxi Telecom Company Limited, Guangxi Telecom Company Limited, Chongqing Telecom Company Limited and Sichuan Telecom Company Limited (collectively the “First Acquired Group”) and certain network management and research and development facilities from China Telecom for a total purchase price of RMB46,000 million on 31 December 2003 (hereinafter, referred to as the “First Acquisition”). The purchase price consisted of a cash payment of RMB11,000 million and a long-term payable of RMB35,000 million. In connection with the First Acquisition and effective 31 December 2002, China Telecom transferred the wireline telecommunications business and related operations in Anhui Province, Fujian Province, Jiangxi Province, Guangxi Zhuang Autonomous Region, Chongqing Municipality and Sichuan Province together with the related assets and liabilities in consideration for the entire equity interests in each of the entities of the First Acquired Group. Certain assets historically associated with these operations were retained by China Telecom, and as at 31 December 2002, these assets amounted to RMB5,189 million and consisted primarily of investments in non-telecommunications industries and properties.

Pursuant to the resolution passed by the Company’s independent shareholders at an Extraordinary General Meeting held on 9 June 2004, the Company acquired the entire equity interests in Hubei Telecom Company Limited, Hunan Telecom Company Limited, Hainan Telecom Company Limited, Guizhou Telecom Company Limited, Yunnan Telecom Company Limited, Shaanxi Telecom Company Limited, Gansu Telecom Company Limited, Qinghai Telecom Company Limited, Ningxia Telecom Company Limited and Xinjiang Telecom Company Limited (collectively the “Second Acquired Group”) from China Telecom for a total purchase price of RMB27,800 million on 30 June 2004 (hereinafter, referred to as the “Second Acquisition”). The purchase price consisted of a cash payment of RMB8,340 million and a long-term payable of RMB19,460 million. On 30 June 2004, the Company repaid RMB4,310 million of this payable amount using the net proceeds from issue of new H shares in May 2004 (see Note 10). In connection with the Second Acquisition and effective 31 December 2003, China Telecom transferred the wireline telecommunications business and related operations in Hubei Province, Hunan Province, Hainan Province, Guizhou Province, Yunnan Province, Shaanxi Province, Gansu Province, Qinghai Province, Ningxia Hui Autonomous Region and Xinjiang Uygur Autonomous Region together with the related assets and liabilities in consideration for the entire equity interests in each of the entities of the Second Acquired Group. Certain assets historically associated with these operations were retained by China Telecom, and as at 31 December 2003, these assets amounted to RMB10,762 million and consisted primarily of investments in non-telecommunications industries and properties.

1.	PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PRESENTATION

Basis of presentation

As the First Acquired Group and the Second Acquired Group (“the Acquired Groups”) were under the common control of China Telecom, the acquisitions have been reflected in the accompanying consolidated interim financial statements as a combination of entities under common control in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities of the Acquired Groups have been accounted for at historical amounts and the consolidated financial statements of the Company prior to the acquisitions have been restated to include the results of operations and assets and liabilities of the Acquired Groups on a combined basis. The assets retained by China Telecom in respect of the First Acquisition and the Second Acquisition have been reflected as distributions to China Telecom in the consolidated statement of shareholders’ equity as at 31 December 2002 and 31 December 2003 respectively. The considerations paid by the Company for the Acquired Groups have been accounted for as equity transactions in the consolidated statement of shareholders’ equity.

The results of operations previously reported by the Group for the six-month period ended 30 June 2003 have been restated to include the results of the First Acquired Group and the Second Acquired Group as set out below:

	The Group (as previously reported)	The First Acquired Group	The Second Acquired Group	The Group (combined)
	RMB millions	RMB millions	RMB millions	RMB millions
Result of operations:
Operating revenues	39,536	18,247	16,285	74,068
Operating profit	12,198	4,863	1,167	18,228
Net profit	9,260	3,371	427	13,058
Basic earnings per share (RMB)	0.12	0.04	0.01	0.17

1.	PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PRESENTATION

Basis of presentation

The financial condition as at 31 December 2003 and shareholders’ equity as at 31 December 2003 and 1 January 2003 previously reported by the Group have been restated to include the assets and liabilities of the Second Acquired Group as set out below:

	The Group (as previously reported)	The Second Acquired Group	The Group (combined)
	RMB millions	RMB millions	RMB millions
Financial condition:
Current assets	25,504	7,589	33,093
Total assets	305,605	98,337	403,942
Current liabilities	96,666	52,469	149,135
Total liabilities	173,064	78,815	251,879
Shareholders’ equity as at 31 December 2003	131,272	19,522	150,794
Shareholders’ equity as at 1 January 2003	152,848	34,177	187,025

For the periods presented, all significant balances and transactions between the Group and the Acquired Groups have been eliminated.

2.	BASIS OF PREPARATION

These interim financial statements have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” promulgated by the International Accounting Standards Board and the disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. These interim financial statements reflect the unaudited financial position of the Group as at 30 June 2004 and the unaudited results of operations and cash flows of the Group for the six-month period then ended, which are not necessarily indicative of the results of operations and cash flows expected for the year ending 31 December 2004.

The interim financial statements set out on pages 9 to 30 have been authorised for issue by the Board of Directors on 1 September 2004. These interim financial statements are unaudited, but have been reviewed by the Audit Committee of the Company. These interim financial statements have also been reviewed by the Company’s international auditors, KPMG, in accordance with Statement of Auditing Standards 700 “Engagements to review interim financial reports” issued by the Hong Kong Society of Accountants.

2.	BASIS OF PREPARATION

The accounting policies adopted in the 2003 annual financial statements have been consistently applied by the Group in preparing these interim financial statements. The consolidated interim financial statements presented herein should be read in conjunction with the consolidated financial statements and notes thereto included in the 2003 annual report of the Company.

3.	SEGMENTAL REPORTING

A business segment is a distinguishable component of the Group that is engaged in providing products or services and is subject to risks and rewards that are different from those of other segments. For the periods presented, the Group has one operating segment which is the provision of wireline telecommunications services. All the Group’s operating activities are carried out in the PRC.

4.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, are analysed as follows:

	30 June 2004	31 December 2003
	RMB millions	RMB millions
Accounts receivable	17,369	14,769
Less: Allowance for doubtful accounts	(2,183)	(1,818)
	15,186	12,951

Amounts arising from the provision of wireline telecommunications services to residential and business customers are due within 30 days from the date of billing. Customers who have accounts overdue by more than 90 days will have their services disconnected.

Ageing analysis of accounts receivable from telephone and Internet subscribers is as follows:

	30 June 2004	31 December 2003
	RMB millions	RMB millions
Current, within 1 month	11,051	9,650
1 to 3 months	1,684	1,425
4 to 12 months	1,320	1,169
More than 12 months	826	611
	14,881	12,855
Less: Allowance for doubtful accounts	(2,146)	(1,780)
	12,735	11,075

4.	ACCOUNTS RECEIVABLE, NET

Ageing analysis of accounts receivable from other telecommunications operators and customers is as follows:

	30 June 2004	31 December 2003
	RMB millions	RMB millions
Current, within 1 month	1,048	1,147
1 to 3 months	695	355
4 to 12 months	537	285
More than 12 months	208	127
	2,488	1,914
Less: Allowance for doubtful accounts	(37)	(38)
	2,451	1,876

5.	CASH AND CASH EQUIVALENTS

	30 June 2004	31 December 2003
	RMB millions	RMB millions
Cash at bank and in hand	12,464	12,451
Time deposits with maturity within three months	4,246	270
	16,710	12,721

6.	SHORT-TERM DEBT

Short-term debt is analysed as follows:

	Note		30 June 2004	31 December 2003
			RMB millions	RMB millions
Bank loans			56,042	56,243
Loans from China Telecom	(i	)	9,469	—
Total short-term debt			65,511	56,243

Note:

(i)	The loans from China Telecom bear interest at fixed rates ranging from 2% to 3.45% per annum, are unsecured and are repayable within 1 year.

7.	LONG-TERM DEBT

Long-term debt is analysed as follows:

	Note		30 June 2004	31 December 2003
			RMB millions	RMB millions
Bank loans	(i	)	37,300	47,553
Other loans			11	36
Amount due to China Telecom in connection with the First Acquisition	(ii	)	35,000	35,000
Amount due to China Telecom in connection with the Second Acquisition	(iii	)	15,150	—
Total long-term debt			87,461	82,589
Less: current portion			(14,970)	(13,957)
Non-current portion			72,491	68,632

Note:

(i)	As at 30 June 2004, bank loans of RMB6 million (2003: RMB22 million) were secured by certain of the Group’s property, plant and equipment. The net book value of the property, plant and equipment pledged as security amounted to RMB1 million as at 30 June 2004 (2003: RMB27 million).

(ii)	This represents the deferred consideration payable to China Telecom in respect of the First Acquisition (Note 1). The amount is unsecured, and for the first five years after the date of the First Acquisition, the Company pays interest on the outstanding balance at the rate of 5.184% per annum. Thereafter the interest rate is adjusted based on the prevailing market interest rate. This amount is repayable on 31 December 2013 and the Company may, from time to time, repay all or part of the amount at any time until 31 December 2013 without penalty.

(iii)	This represents the remaining balance of the deferred consideration payable to China Telecom in respect of the Second Acquisition (Note 1). The amount is unsecured, and for the first five years after the date of the Second Acquisition, the Company pays interest on the outstanding balance at the rate of 5.184% per annum. Thereafter the interest rate is adjusted based on the prevailing market interest rate. This amount is repayable on 30 June 2014 and the Company may, from time to time, repay all or part of the amount at any time until 30 June 2014 without penalty.

8.	ACCOUNTS PAYABLE

Accounts payable are analysed as follows:

	30 June 2004	31 December 2003
	RMB millions	RMB millions
Third parties	26,923	28,367
China Telecom Group	7,668	7,262
	34,591	35,629

Amounts due to China Telecom Group are repayable in accordance with normal commercial terms.

Ageing analysis of accounts payable is as follows:

	30 June 2004	31 December 2003
	RMB millions	RMB millions
Due within 1 month or on demand	4,560	6,658
Due after 1 month but within 3 months	7,688	5,661
Due after 3 months but within 6 months	7,698	8,099
Due after 6 months	14,645	15,211
	34,591	35,629

9.	DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and deferred tax liabilities are attributable to the items set out below:

	Assets		Liabilities		Net balance
	30 June 2004	31 December 2003	30 June 2004	31 December 2003	30 June 2004	31 December 2003
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions
Current
Provisions, primarily for receivables	326	198	—	—	326	198
Non-current
Property, plant and equipment	74	67	(734)	(579)	(660)	(512)
Deferred revenues and installation costs	2,032	1,788	(841)	(746)	1,191	1,042
Land use rights	8,230	8,470	—	—	8,230	8,470
Deferred tax assets/(liabilities)	10,662	10,523	(1,575)	(1,325)	9,087	9,198

Movements in temporary differences are as follows:

	Note		Balance at 1 January 2004	Recognised in statement of income	Recognised in shareholders’ equity	Balance at 30 June 2004
			RMB millions	RMB millions	RMB millions	RMB millions
Current
Provisions, primarily for receivables			198	128	—	326
Non-current
Property, plant and equipment			(512)	(148)	—	(660)
Deferred revenues and installation costs			1,042	149	—	1,191
Land use rights	(i	)	8,470	(74)	(166)	8,230
Net deferred tax assets			9,198	55	(166)	9,087
				(Note 14)

Note:

(i)	In connection with the Restructuring, the First Acquisition and the Second Acquisition, the land use rights of the Group were revalued as required by the relevant PRC rules and regulations. The tax bases of the land use rights have been adjusted to conform to such revalued amounts. The land use rights were not revalued for financial reporting purposes and accordingly, deferred tax assets were created with corresponding increases in shareholders’ equity.

In the second quarter of 2004, certain subsidiaries with operations in the western region of the PRC obtained approval from tax authority to reduce the income tax rate from 33% to 15% for the period from 1 January 2004 to 31 December 2010. Accordingly, the effect of the change in tax rate on the amount of the deferred tax asset expected to be realised during 2004 to 2010 amounting to RMB166 million was charged to shareholders’ equity.

10.	SHARE CAPITAL

	30 June 2004	31 December 2003
	RMB millions	RMB millions
Registered, issued and fully paid
67,054,958,321 (2003: 67,586,776,503) ordinary domestic shares of RMB1.00 each	67,055	67,587
13,877,410,000 (2003: 8,027,410,000) overseas listed H shares of RMB1.00 each	13,877	8,027
	80,932	75,614

In May 2004, the Company issued and allotted 5,318,181,818 new H shares with a par value of RMB1.00 each, representing 4,466,693,018 H shares and 8,514,888 American Depositary Shares (“ADSs”, each representing 100 H shares), at prices of HK$2.30 per H share and US$29.49 per ADS, respectively, by way of a global offering to Hong Kong and overseas investors. As part of the global offering, 531,818,182 existing domestic shares of RMB1.00 each owned by China Telecom and the other domestic shareholders were converted into H shares and sold to Hong Kong and overseas investors. The Company raised net proceeds of RMB12,702 million from issue of new H shares.

11.	OPERATING REVENUES

Operating revenues represent revenues from the provision of wireline telecommunications services. The components of the Group’s operating revenues are as follows:

			Six-month periods ended 30 June
	Note		2004	2003
			RMB millions	RMB millions
Upfront connection fees	(i	)	4,236	4,886
Upfront installation fees	(ii	)	1,432	1,301
Monthly fees	(iii	)	15,023	13,829
Local usage fees	(iv	)	24,072	22,486
DLD	(iv	)	13,145	12,693
ILD	(iv	)	1,906	1,951
Internet	(v	)	6,602	4,355
Managed data	(vi	)	1,524	1,628
Interconnections	(vii	)	5,013	4,095
Leased line	(viii	)	2,112	2,608
Others	(ix	)	5,152	4,236
			80,217	74,068

11.	OPERATING REVENUES

Note:

(i)	Represent the amortised amount of the upfront fees received for the initial activation of wireline services.

(ii)	Represent the amortised amount of the upfront fees received for installation of wireline services.

(iii)	Represent amounts charged to customers each month for their use of the Group’s telephone services.

(iv)	Represent usage fees charged to customers for the provision of telephone services.

(v)	Represent amounts charged to customers for the provision of Internet access services.

(vi)	Represent amounts charged to customers for the provision of managed data transmission services.

(vii)	Represent amounts charged to domestic and foreign telecommunications operators for delivery of calls connecting to the Group’s wireline telecommunications networks.

(viii)	Represent lease income from other domestic telecommunications operators and business customers for the usage of the Group’s wireline telecommunications networks and is measured by the number of lines leased and the agreed upon rate per line leased. The lease arrangements are primarily on a year to year basis.

(ix)	Represent primarily revenues from provision of value-added telecommunications services to customers, sale and repairs and maintenance of customer-end equipment, and lease of telecommunications network facilities.

12.	NET FINANCE COSTS

Net finance costs comprise:

	Six-month periods ended 30 June
	2004	2003
	RMB millions	RMB millions
Interest expense incurred	3,260	2,576
Less: Interest expense capitalised*	(738)	(756)
Net interest expense	2,522	1,820
Interest income	(109)	(151)
Foreign exchange losses	4	100
Foreign exchange gains	(76)	(41)
	2,341	1,728
* Interest expense was capitalised in construction in progress at the following rates per annum	4.1%–5.2%	4.3%–5.5%

13.	PROFIT BEFORE TAXATION AND MINORITY INTERESTS

Profit before taxation and minority interests is arrived at after charging:

	Six-month periods ended 30 June
	2004	2003
	RMB millions	RMB millions
Personnel expenses	11,689	10,342
Interconnection charges	1,773	1,504

14.	TAXATION

Taxation in the consolidated statement of income comprises:

	Six-month periods ended 30 June
	2004	2003
	RMB millions	RMB millions
Provision for PRC income tax	3,736	3,782
Deferred taxation (Note 9)	(55)	(449)
	3,681	3,333

A reconciliation of the expected tax with the actual tax expense is as follows:

	Six-month periods ended 30 June
	Note		2004	2003
			RMB millions	RMB millions
Profit before taxation and minority interests			18,401	16,415
Expected PRC income tax expense at statutory tax rate of 33%	(i	)	6,072	5,417
Differential tax rate on subsidiaries income	(i	)	(954)	(398)
Non-deductible expenses	(ii	)	435	199
Non-taxable income	(iii	)	(1,872)	(1,885)
Income tax			3,681	3,333

14.	TAXATION

(i)	The provision for PRC current income tax is based on a statutory rate of 33% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain subsidiaries of the Group which are taxed at a preferential rate of 15%.

(ii)	Amounts represent personnel and other miscellaneous expenses in excess of statutory deductible limits for tax purpose.

(iii)	Amounts primarily represent connection fees received from customers which are not subject to income tax.

15.	DIVIDENDS

Pursuant to the shareholders’ approval at the Annual General Meeting held on 3 May 2004, a final dividend of RMB0.069083 per share totaling RMB5,224 million in respect of the year ended 31 December 2003 was declared and was paid on 20 May 2004.

Pursuant to the shareholders’ approval at the Annual General Meeting held on 20 June 2003, a final dividend of RMB0.008897 per share totaling RMB673 million in respect of the year ended 31 December 2002 was declared and was paid on 10 July 2003.

The Board of Directors has resolved not to pay an interim dividend for the year ending 31 December 2004.

16.	BASIC EARNINGS PER SHARE

The calculation of basic earnings per share for the six-month period ended 30 June 2004 is based on the net profit of RMB14,708 million and the weighted average number of shares in issue during the period of 76,724,576,113 shares. The weighted average number of shares in issue during the six-month period ended 30 June 2004 reflects the issuance of 5,318,181,818 new H shares in May 2004 (see Note 10). The calculation of basic earnings per share for the six-month period ended 30 June 2003 is based on the net profit of RMB13,058 million divided by 75,614,186,503 shares.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for both periods presented.

17.	CAPITAL COMMITMENTS

As at 30 June 2004, the Group had capital commitments as follows:

	30 June 2004	31 December 2003
	RMB millions	RMB millions
Authorised and contracted for
Properties	2,268	1,857
Telecommunications network plant and equipment	5,124	9,257
	7,392	11,114

Authorised but not contracted for
Properties	2,105	2,458
Telecommunications network plant and equipment	10,629	12,725
	12,734	15,183
18.	RELATED PARTY TRANSACTIONS

The principal related party transactions with China Telecom Group which were carried out in the ordinary course of business are as follows:

			Six-month periods ended 30 June
	Note		2004	2003
			RMB millions	RMB millions
Purchases of telecommunications equipment and materials	(i	)	152	222
Construction, engineering and information technology services	(ii	)	2,597	2,851
Provision of community services	(iii	)	1,101	1,064
Provision of ancillary services	(iv	)	796	683
Provision of comprehensive services	(v	)	120	—
Operating lease expenses	(vi	)	203	235
Centralised service expenses	(vii	)	108	144
Interconnection revenues	(viii	)	98	99
Interconnection charges	(viii	)	201	280

Interest on amounts due to and loans from China Telecom	(ix	)	993	—

18.	RELATED PARTY TRANSACTIONS

Note:

(i)	Represent purchases of telecommunications equipment and materials from China Telecom Group.

(ii)	Represent provision of network construction, engineering and information technology services to the Group by China Telecom Group.

(iii)	Represent amounts paid and payable by the Group to China Telecom Group in respect of cultural, educational, hygiene and other community services.

(iv)	Represent amounts paid and payable by the Group to China Telecom Group in respect of ancillary services such as repairs and maintenance of telecommunications equipment and facilities and certain customer services.

(v)	Represent amounts paid and payable by the Group to China Telecom Group in respect of comprehensive services provided (see scope of comprehensive service defined below).

(vi)	Represent amounts paid and payable to China Telecom Group for operating leases in respect of business premises and inter-provincial transmission optic fibres.

(vii)	Represent net amount charged by China Telecom to the Group for costs associated with common corporate services and international telecommunications facilities.

(viii)	Represent amounts charged from/to China Telecom for interconnection of domestic long distance telephone calls.

(ix)	Represent interest paid and payable to China Telecom with respect to the deferred consideration payable to China Telecom in connection with the First Acquisition and interest with respect to loans from China Telecom (Note 7).

In connection with the Second Acquisition, the Group and China Telecom Group entered into a number of agreements on 13 April 2004. The principal terms of these agreements are similar to those disclosed in Note 32 to the Group’s 2003 consolidated financial statements, other than an increase in the maximum commission rate for domestic equipment procurement from 1.8% to 3% to reflect the latest market price.

In addition, the Company entered into a comprehensive services framework agreement with China Telecom on 13 April 2004 to govern the terms and conditions of transactions between the Group and entities within China Telecom Group which were not within the scope of the agreements entered into previously. Such transactions include procurement of telecommunications equipment, network design, software upgrade, system integration, manufacture of calling cards and other services. Pursuant to this agreement, China Telecom Group charges the Group for these services in accordance with the following terms:

•	government prescribed price;

•	where there is no government prescribed price but where there is a government guided price, the government guided price will apply;

18.	RELATED PARTY TRANSACTIONS

•	where there is neither a government prescribed price nor a government guided price, the market price will apply;

•	where none of the above is available, the price is to be agreed between the relevant parties, which shall be based on the cost incurred in providing the services plus a reasonable profit margin.

The directors of the Company are of the opinion that the above transactions with related parties were conducted in the ordinary course of business and on normal commercial terms or in accordance with the agreements governing such transactions, and this has been confirmed by the independent non-executive directors.

19.	PRINCIPAL SUBSIDIARIES

Following the completion of the Second Acquisition on 30 June 2004, the Company has the following wholly-owned subsidiaries which principally affect the results of operations and the financial position of the Group:

Name of Company	Type of legal entity	Date of incorporation	Registered capital
			(RMB millions)
Shanghai Telecom Company Limited	Limited company	11 October 2002	15,984
Guangdong Telecom Company Limited	Limited company	10 October 2002	47,513
Jiangsu Telecom Company Limited	Limited company	19 October 2002	19,208
Zhejiang Telecom Company Limited	Limited company	10 October 2002	22,400
Anhui Telecom Company Limited	Limited company	26 August 2003	3,871
Fujian Telecom Company Limited	Limited company	28 August 2003	10,364
Jiangxi Telecom Company Limited	Limited company	18 September 2003	1,153
Guangxi Telecom Company Limited	Limited company	28 August 2003	4,992
Chongqing Telecom Company Limited	Limited company	22 August 2003	4,276
Sichuan Telecom Company Limited	Limited company	28 August 2003	8,123
Hubei Telecom Company Limited	Limited company	9 March 2004	5,412
Hunan Telecom Company Limited	Limited company	12 March 2004	661
Hainan Telecom Company Limited	Limited company	9 March 2004	580
Guizhou Telecom Company Limited	Limited company	12 March 2004	2,401
Yunnan Telecom Company Limited	Limited company	9 March 2004	3,747
Shaanxi Telecom Company Limited	Limited company	8 March 2004	2,482
Gansu Telecom Company Limited	Limited company	10 March 2004	3,413
Qinghai Telecom Company Limited	Limited company	10 March 2004	965
Ningxia Telecom Company Limited	Limited company	10 March 2004	795
Xinjiang Telecom Company Limited	Limited company	11 March 2004	4,660

All of the above subsidiaries are incorporated in the PRC.

The Group’s accounting policies conform with IFRS which differ in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”). The nature of differences which have a significant effect on the Group’s net profit and shareholders’ equity are set out below. The US GAAP reconciliation presented below is included as supplemental information and is not required as part of the basic interim financial statements and has not been subject to independent audit or review.

(A)	REVALUATION OF PROPERTY, PLANT AND EQUIPMENT

In connection with the Restructuring, the property, plant and equipment of the Company’s predecessor operations were revalued as at 31 December 2001. The net revaluation deficit has been reflected in the consolidated financial statements as at 31 December 2001. Such revaluation resulted in an increase directly to shareholders’ equity of RMB4,154 million with respect to the increase in carrying amount of certain property, plant and equipment above their historical cost bases, and a charge to income of RMB11,930 million with respect to the reduction in carrying amount of certain property, plant and equipment below their historical cost bases.

In connection with the First Acquisition, the property, plant and equipment of the First Acquired Group were revalued as at 31 December 2002. The net revaluation deficit has been reflected in the consolidated financial statements as at 31 December 2002. Such revaluation resulted in an increase directly to shareholders’ equity of RMB760 million with respect to the increase in carrying amount of certain property, plant and equipment above their historical cost bases, and a charge to income of RMB14,690 million with respect to the reduction in carrying amount of certain property, plant and equipment below their historical cost bases.

In connection with the Second Acquisition, the property, plant and equipment of the Second Acquired Group were revalued as at 31 December 2003. The net revaluation deficit has been reflected in the consolidated financial statements as at 31 December 2003. Such revaluation resulted in an increase directly to shareholders’ equity of RMB1,537 million with respect to the increase in carrying amount of certain property, plant and equipment above their historical cost bases, and a charge to income of RMB14,832 million with respect to the reduction in carrying amount of certain property, plant and equipment below their historical cost bases.

Under US GAAP, property, plant and equipment are stated at their historical cost less accumulated depreciation unless an impairment loss has been recorded. An impairment loss on property, plant and equipment is recorded under US GAAP if the carrying amount of such asset exceeds its future undiscounted cash flows resulting from the use of the asset and its eventual disposition. The future undiscounted cash flows of the Group’s property, plant and equipment, whose carrying amount was reduced in connection with the Restructuring, the First Acquisition and the Second Acquisition, exceed the historical cost carrying amount of such property, plant and equipment and, therefore, impairment of such assets is not appropriate under US GAAP. Accordingly, the revaluation reserve recorded directly to shareholders’ equity and the charge to income recorded under IFRS as a result of the Restructuring, the First Acquisition and the Second Acquisition, are reversed for US GAAP purposes.

However, as a result of the tax deductibility of the net revaluation deficit, a deferred tax liability related to the net revaluation deficit is created under US GAAP with a corresponding decrease in shareholders’ equity.

(B)	DISPOSAL OF REVALUED PROPERTY, PLANT AND EQUIPMENT

Under IFRS, on disposal of a revalued asset, the gain and loss on disposal of the asset is determined with reference to the asset’s revalued amount less subsequent depreciation, and any related revaluation surplus is transferred from the revaluation reserve to retained earnings. Under US GAAP, the gain and loss on disposal of an asset is determined with reference to the asset’s historical cost carrying amount and included in current earnings.

(C)	EFFECT OF CHANGE IN TAX RATE

Under IFRS, the effect of a change in tax rate that results in a change in the carrying amounts of deferred tax assets and liabilities is charged or credited directly to equity, to the extent that such deferred tax assets and liabilities are previously charged or credited to equity. Under US GAAP, the effect of a change in tax rate for all items of deferred tax assets and liabilities is recorded in the income statement.

Reconciliation of net profit and shareholders’ equity under IFRS to US GAAP

The effect on net profit of significant differences between IFRS and US GAAP for the six-month period ended 30 June 2004 and 2003 is as follows:

	Six-month periods ended 30 June
	2004		2004		2003
	US$ millions		RMB millions		RMB millions
	(Note)
Net profit under IFRS		1,777		14,708		13,058
US GAAP adjustments:
Depreciation on revalued property, plant and equipment		(426)		(3,530)		(2,037)
Disposal of revalued property, plant and equipment		(3)		(24)		(23)
Effect of change in tax rate on deferred tax assets arising from revaluation of land use rights		(20)		(166)		—
Effect of change in tax rate on deferred tax liabilities arising from revaluation of property, plant and equipment		251		2,079		—
Deferred tax effect of US GAAP adjustments		113		934		679
Net profit under US GAAP		1,692		14,001		11,677
Basic earnings per share under US GAAP	US$	0.02	RMB	0.18	RMB	0.15
Basic earnings per ADS* under US GAAP	US$	2.20	RMB	18.25	RMB	15.44

*	Basic earnings per ADS is calculated on the basis that one ADS is equivalent to 100 H shares.

The effect on shareholders’ equity of significant differences between IFRS and US GAAP as at 30 June 2004 and 31 December 2003 is as follows:

	30 June 2004	30 June 2004	31 December 2003

	US$ millions	RMB millions	RMB millions
	(Note)
Shareholders’ equity under IFRS	17,533	145,114	150,794
US GAAP adjustments:
Revaluation of property, plant and equipment, net of minority interests	3,112	25,758	29,312
Deferred tax effect of US GAAP adjustment	(779)	(6,452)	(9,465)
Shareholders’ equity under US GAAP	19,866	164,420	170,641

Note:

Solely for the convenience of the reader, the amounts as at and for the six-month period ended 30 June 2004 have been translated into United States dollars at the noon buying rate in New York City on 30 June 2004 for cable transfers in RMB as certified for custom purposes by the Federal Reserve Bank of New York of US$1.00=RMB8.2766. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at that rate or at any other certain rate on 30 June 2004, or at any other date.

MANAGEMENT DISCUSSION AND ANALYSIS

According to paragraph 40 of Appendix 16 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited, save as disclosed herein, the Company confirms that the current company information in relation to those matters set out in paragraph 32 of Appendix 16 has not changed materially from the information disclosed in the Company’s 2003 Annual Report.

INTERIM DIVIDEND

The Board of Directors of the Company has resolved that no interim dividend be paid for the six months ended 30 June 2004.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

During the period, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company’s listed securities.

DIRECTORS’ AND SUPERVISORS’ INTERESTS AND SHORT POSITIONS IN SHARES, UNDERLYING SHARES AND DEBENTURES

As at 30 June 2004, none of the Directors or Supervisors had any interests or short positions in any shares, underlying shares of equity derivatives or debentures of the Company or its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) (the “SFO”)) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

As at 30 June 2004, the Company has not granted its Directors or Supervisors, or their respective spouses or children below the age of 18 any rights to subscribe for the shares or debentures of the Company or any of its associated corporations and none of them has ever exercised any such right to subscribe for the shares or debentures.

INTERESTS AND SHORT POSITIONS OF SUBSTANTIAL SHAREHOLDERS AND OTHER PERSONS IN SHARES AND UNDERLYING SHARES

As at 30 June 2004, the interests or short positions of substantial shareholders who are entitled to exercise or control the exercise of 10% or more of the voting power at any of the Company’s general meetings and other persons who are required to disclose their interests pursuant to Part XV of the SFO (including those who are entitled to exercise or control the exercise of 5% or more of the voting power at any of the Company’s general meetings, but excluding the Directors and Supervisors) in the shares and underlying shares of equity derivatives of the Company as recorded in the register required to be kept under Section 336 of the SFO are as follows:

(1) (a) Interests in domestic shares and H shares of the Company

Name of Shareholder	Number and type of shares held	% of the total issued share capital of that type of shares	Capacity
China Telecommunications Corporation	58,346,370,499 domestic shares	87.01%	Principal

Guangdong Rising Assets Management Co., Ltd.	5,614,082,653 domestic shares	8.37%	Principal

J.P. Morgan Chase & Co.	1,401,997,276 H shares	10.10%	Beneficial owner; investment manager; custodian (shares available for lending	)

Huawei Tech. Investment Co., Limited	959,154,000 H shares	6.91%	Beneficial owner

The Capital Group Companies, Inc.	883,744,400 H shares	6.37%	Investment manager

(b)	Interests in underlying shares of the Company

In the register required to be kept under Section 336 of the SFO, no long positions of substantial shareholders or other persons who are required to disclose their interests pursuant to Part XV of the SFO were recorded to hold any interests in the underlying shares of equity derivatives of the Company.

(2)	Short positions in shares and underlying shares of the Company

In the register required to be kept under Section 336 of the SFO, China Telecommunications Corporation held short positions in 977,004,913 domestic shares which amounted to 1.46% of the total issued domestic shares. This short position is created as part of a reform plan approved by the State Council on the administration of rural telecommunications services, in which China Telecommunications Corporation agreed to transfer 977,004,913 shares of the Company to Fujian Electronic Information (Group) Co., Ltd. Such transfer will only be made after the satisfaction of certain conditions precedent. The transfer will not be carried out before 10 September 2005.

Save as stated above, as at 30 June 2004, in the register required to be kept under Section 336 of the SFO, no other persons were recorded to hold any interests or short positions in the shares or underlying shares of the equity derivatives of the Company.

AUDIT COMMITTEE

The audit committee has reviewed with management and the Company’s international auditors, KPMG, the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters including the review of this Interim Report.

COMPLIANCE WITH CODE OF BEST PRACTICE

None of the Directors is aware of any information that would reasonably indicate that the Company is not, or was not during the period, in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

By Order of the Board

Zhou Deqiang

Chairman and CEO

Beijing,	PRC

1 September 2004

Exhibit 1.2

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0728)

Announcement of Interim Results for the Six Months Ended 30 June 2004

HIGHLIGHTS

•	Total operating revenue was RMB80,217 million, up by 8.3%

•	EBITDA reached RMB43,991 million

•	Profit attributable to shareholders was RMB14,708 million

•	Total number of access lines in service reached 178 million, up by 10.9% from the end of 2003

•	Broadband subscribers reached 10.89 million, up by 50.6% from the end of 2003

Chairman’s Statement

Dear Shareholders,

In the first half of 2004, driven by the sustained and rapid growth of the Chinese economy, the demand for telecommunications services continued to grow with a steady increase in the total volume of voice services, further expansion of Internet services and more opportunities for the development of value-added services. At the same time, competition within the telecommunications market further intensified. Voice services were the key focus of such competition as mobile substitution became more visible. While the increased market demands have provided us with new opportunities for development, the intensified competition among telecommunications operators has brought about new challenges to us.

Faced with this challenge, we adhered to our core value of “Innovation and Solid Execution”, focussed on improving our operational systems and enhancing corporate management, and consistently promoted our “market-oriented, customer-centred and return-driven” business model throughout the organisation. These measures improved our market responsiveness, product development, marketing capabilities and our ability to thrive in the market place, increasing our profitability and shareholders’ value. In the first half of 2004, our local wireline services subscriber base increased by 17.51 million, reaching 178 million at the end of June and our broadband subscriber base increased by 3.66 million, reaching 10.89 million at the end of June. Driven by the strength in our local voice services and broadband Internet services, we recorded a steady growth in operating revenue which reached RMB80,217 million, an increase of 8.3% over the same period in 2003. Our EBITDA was RMB43,991 million and our net profit was RMB14,708 million, of which RMB4,236 million was generated from amortisation of connection fees.

In the first half of this year, we successfully completed the acquisition of telecommunications businesses in ten provinces. To fund the acquisition, we raised net proceeds of approximately US$1.5 billion through a successful offering of new H shares. With the implementation of our management system, all levels of management of the newly acquired subsidiaries have been geared towards achieving their business and financial objectives. The growth rates of these companies increased and their operating and capital expenditures were effectively controlled, thus improving their profitability. In the first half of this year, our newly acquired telecommunications subsidiaries in the ten provinces generated revenue of RMB17,916 million from their operations, an increase of 10.0% from the same period last year, and realised net profit of RMB2,553 million, of which RMB818 million was generated from amortisation of connection fees. After the Acquisition, our basic earnings per share reached RMB0.19, representing an increase of 11.8% over the same period last year. We now enjoy better growth prospects.

In the first half of this year, we further improved the management of our distribution channels, implemented the revenue-and-service-accountability system and improved the efficiency of the distribution channels, whereby a client-focussed, full coverage distribution channel system was established which has helped to stabilise the usage from our existing customers and played an important role in driving revenue growth. At the same time, we made substantial adjustments to our marketing operation management model applied by head office, including strengthening the market strategy planning and unifying brand management, unifying customer service interface and reinforcing the sales planning function. In addition, a product development centre was set up to strengthen our business innovation capability.

Since our initial public offering, our financial management has been improving continuously. The key importance of financial management in various aspects of the business continued to be emphasised, overall budget control has been more stringently implemented and cost control has been further improved. With more centralised network maintenance and higher efficiency, our network operations and support expenses have decreased. Following our philosophy of “running the enterprise in an industrious and economical way”, we have focussed effort in cutting our administrative expenses. As a result, our management and administrative expenditure continued to decrease. However, in order to ensure the continuing growth of our core business in a competitive environment, our sales expenses increased. Capital expenditure is expected to be more proportionate between the first half and second half of this year. The first half of this year recorded a total capital expenditure of RMB25,018 million, an increase of 12.4% from the same period last year.

In the first half of this year, we continued to focus our effort on centralising our network resources management and network maintenance. A centralised control and maintenance system covering various telecommunications networks was preliminarily established in all our local branch companies. We have further centralised the management of local branch companies’ resources. A transmission resources management system has been established and a conduit resources management system is taking shape. These measures will help us to realise dynamic deployment and distribution of our network resources, effectively increase the efficiency of our network operations and maintenance, and improve our market responsiveness.

In the first half of this year, Business Process Re-engineering (“BPR”) has been extensively implemented throughout the Company. 212 out of our 228 local branch companies have adopted or are adopting BPR. With BPR as our platform to implement various new management measures, we were able to expand our process management over a wider area, implement process management reform at all levels of the business. In particular, we have made substantial progress in our process-based and integrated management of distribution channels. The implementation of BPR has accelerated the establishment of a market-oriented, process-based management system, and further enhanced our local branch companies’ overall marketing abilities, market responsiveness, provisioning capabilities and network management. This has in turn improved our operating efficiency and profitability.

Further progress has been made with the development of CTG-MBOSS, an information technology platform for our businesses. The management support system (“MSS”), one of the three sub-systems of CTG-MBOSS, has been successfully launched on a trial basis at Guangdong Telecom and Shanghai Telecom. Such system will be further implemented in these two subsidiaries and extended to subsidiaries in other provinces in the second half of this year. The implementation of MSS will enable us, through information sharing, to improve our operating efficiency and financial management and standardise the management of our internal control, thus effectively minimising business risks.

Business Review

In the first half of this year, our major business lines continued to grow. The subscriber base for our local telephone services expanded rapidly and the volume of our local voice services also increased substantially. The wireless local access service made an important contribution to the growth of our business. Broadband services continued to develop at high growth rates and revenue generated therefrom accounted for a higher proportion of our total operating revenue. The domestic long distance services recorded positive growth both in terms of volume and revenue.

Local Telephone Services

As our core business, local telephone services recorded RMB40,527 million in revenue, an increase of 7.7% from the same period last year. Local telephone revenue accounted for 50.5% of our total operating revenue, which was similar to that of last year.

As at the end of June, the local telephone subscriber base increased by 17.51 million and by 10.9% from the end of last year, reaching 178 million. The growth in wireless local access subscribers and public telephone users was particularly strong with the total number of subscribers increasing by 10.91 million and 1.43 million, respectively, from the end of last year, reaching 36.47 million and 11.03 million, respectively. Their semi-annual growth rates were 42.7% and 14.8%, respectively.

By leveraging the strengths in our distribution channels and further promoting our packaged products in the first half of this year, we generated local telephone usage fees of RMB24,072 million, an increase of 7.1% from the same period last year. At the same time, the total usage of local voice service reached 210.7 billion pulses, an increase of 13.6% from the same period last year.

The steady and rapid increase in the number of wireless local access subscribers has effectively mitigated the pressure from mobile substitution. The packaging of wireless local access with residential and business wireline services has created synergies and increased the value of wireline services. We have reduced the investment cost of the wireless local access service per subscriber by approximately 10% and have increased the utilisation of the network by approximately 3%, thus maintaining a desirable level of investment return on such business.

Internet Services

In the first half of this year, the revenue generated from Internet services reached RMB6,602 million, an increase of 51.6% from the same period last year, and accounted for 8.2% of our total operating revenue, which increased by 2.4 percentage points over the same period last year. This line of revenue has contributed substantially to our overall growth in revenue. As at the end of June, the subscriber base for the broadband access service reached 10.89 million, an increase of 3.66 million from the end of last year or a semi-annual growth rate of 50.6%, hence strengthening our leading position in the broadband market.

We have focussed our attention on capitalising the strength of our full service portfolio. We combined broadband access with other wireline services and broadband application services and launched flexible tariff packages to create and satisfy different customer demands. The marketing strength of our broadband access products has been improved as we extended our distribution channels to full coverage. At the same time, based on “ChinaVnet” platform, we strengthened the integration of broadband application resources to encourage third party providers to join efforts in expanding the spectrum of the broadband content and applications market. As at the end of June 2004, the number of registered subscribers for “ChinaVnet” reached 4.66 million and over 200 broadband content providers nationwide joined “ChinaVnet”.

While the number of broadband subscribers was increasing rapidly, their ARPU value was kept at a relatively high level. Benefiting from economies of scale and centralised procurement, the investment cost per subscriber for broadband ADSL was reduced by approximately 5%, thus maintaining a relatively high investment return rate.

Long Distance Services

In the first half of this year, our revenue generated from domestic long distance services was RMB13,145 million, an increase of 3.6% from the same period last year. The total transmission volume for our domestic long distance services reached 39.4 billion minutes, an increase of 21.4% from the same period last year. We continued to maintain our leading position in this area.

While benefiting from increasing demands in the domestic long distance services market which was stimulated by the rapid growth of the Chinese economy, we adopted a flexible and efficient marketing strategy in the face of market competition. We maximised revenue from the domestic long distance services by adopting appropriate pricing strategies. Sales efforts were tailored to customers based on our detailed customer segmentation. For instance, we increased the density of public telephone outlets and strengthened our control over and further motivated the agency channels. These measures enabled us to maintain our strong position in the rapidly growing long distance services market for mobile population.

Revenue from international, Hong Kong, Macau and Taiwan long distance services decreased by 2.3% from the same period last year to RMB1,906 million in the first half of this year. The volume of international long distance usage was 812 million minutes, approximately the same as that of last year.

Managed Data and Leased Line Services

In the first half of this year, revenue generated from our managed data services was RMB1,524 million, a reduction of 6.4% from the same period last year, which accounted for 1.9% of our total operating revenue. Benefiting from the accelerating progress in the use of information technology by the general public, the leasing of standard ports of DDN, FR and ATM increased by 3.3%, 35.6% and 1.3%, respectively, from the end of 2003. On the other hand, under the pressure of competition within the market, the unit prices for our managed data services decreased.

We generated RMB2,112 million from our leased line services in the first half of this year, a reduction of 19.0% from the same period last year, which accounted for 2.6% of our total operating revenue. As at the end of June 2004, the total number of 2M digital lines leased was 146,200, a reduction of 10.4% from the end of 2003. This decrease was mainly due to the reduction in demand for leased lines from other domestic telecommunications operators.

Interconnection Services

In the first half of this year, revenue from interconnection services was RMB5,013 million, an increase of 22.4% from the same period last year. The net interconnection revenue was RMB3,240 million, an increase of 25.0% from the same period last year. Driven by the continuous expansion of our subscriber base and the overall growth in the domestic telecommunications market, the volume of inbound local calls reached 46.2 billion minutes in the first half of this year, an increase of 32.4% from the same period last year. The volume of inbound long distance calls also increased compared to the same period last year.

Value-added Services

We continued our efforts to develop wireline value-added services in the first half of this year and substantially increased the revenue generated from them. As at the end of June 2004, our subscribers for the caller ID service reached 98.19 million, representing a penetration rate of 55.0%, an increase of nearly 4 percentage points from the end of 2003. The semi-annual usage volume for our telephone information service reached 1,038 million minutes, an increase of 35.0% from the same period last year. Since the launch of the SMS over wireless local access service in the first half of this year, the volume of its usage has increased substantially and the service has demonstrated great potential for further development. As an important component of wireline services, value-added services continue to be one of our key focuses and an important source of our future growth.

Outlook for the Second Half of the Year

In the second half of 2004, sustained, rapid, healthy and coordinated growth of the Chinese economy is expected. Accelerating adoption of information technology in the Chinese economy will continue to drive greater demands for telecommunications services. The increasing competition in the telecommunications market will become a significant factor in our operations in the second half of 2004._We plan to fully explore the development potential of wireline services as our pillar business, conduct comprehensive network optimisation for the wireless local access network to improve our network quality and capability of developing new businesses. Furthermore, we will consistently develop our broadband access service, expand the market for broadband applications, strengthen the development of value-added services and continuously explore new areas for our services.

We will continue to strengthen the capacities of, and improve the management of, our distribution channels. We will also continue to harmonise the relationship between marketing, products development, distribution and customers, effectively improve marketing design and planning, and improve our brand management to enhance our brand value.

We intend to continue transforming our business towards a value-driven growth model. We will also continue to improve overall budget control and budget implementation accountability, optimise cost structure, enhance management of capital expenditure and achieve a more even distribution of capital and operating expenditure. Moreover, we will further implement BPR to establish a process-based management system with a long standing effect. We will strengthen our internal control system to achieve the international best practice, so as to mitigate business risks. We will also speed up the establishment of CTG-MBOSS to provide effective IT support for our marketing and sales, operational management and internal control.

With a view to improving our human resources capital, we will continue with our human resources reforms and implement a merit-based appointment system. We will expand our talented team consisting of professional business managers, technical specialists, skilful marketing and maintenance personnel and professional administrative personnel.

We will pay close attention to new developments in the regulation of the telecommunications industry. Based on our in-depth understanding of regulatory policies, we will continue to comply with all regulatory requirements and foster a favourable business environment. Based on a win-win philosophy and through the creation of a favourable competitive environment, we will promote the healthy development of the industry.

In summary, we will adhere to our goal of becoming “a world-class telecommunications operator”. Focussing on rapid development, continued business reform, effective management and human-resources-based strategy, we will strive to achieve the sustainable and sound development of the business and maximise shareholders’ value.

Zhou Deqiang

Chairman and CEO

Beijing, PRC

1 September 2004

GROUP RESULTS

China Telecom Corporation Limited (the “Company”) is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the “Group”) for the six months ended 30 June 2004.

CONSOLIDATED BALANCE SHEET (UNAUDITED)

at 30 June 2004

(Amounts in millions)

		30 June 2004	31 December 2003

	Note	RMB	RMB
ASSETS

Non-current assets
Property, plant and equipment, net		303,725	309,896
Construction in progress		39,522	31,617
Lease prepayments		4,555	4,485
Interests in associates		500	513
Investments		237	206
Deferred tax assets	9	10,662	10,523
Other assets		13,323	13,609

Total non-current assets		372,524	370,849
Current assets
Inventories		3,227	3,253
Accounts receivable, net	4	15,186	12,951
Prepayments and other current assets		3,715	3,695
Time deposits with maturity over three months		350	473
Cash and cash equivalents	5	16,710	12,721

Total current assets		39,188	33,093

Total assets		411,712	403,942

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term debt	6	65,511	56,243
Current portion of long-term debt	7	14,970	13,957
Accounts payable	8	34,591	35,629
Accrued expenses and other payables		30,300	26,004
Income tax payable		3,664	3,395
Current portion of finance lease obligations		117	50
Current portion of deferred revenues		12,656	13,857

Total current liabilities		161,809	149,135

Net current liabilities		(122,621)	(116,042)

Total assets less current liabilities		249,903	254,807
Non-current liabilities
Long-term debt	7	72,491	68,632
Finance lease obligations		155	43
Deferred revenues		29,219	32,744
Deferred tax liabilities	9	1,575	1,325

Total non-current liabilities		103,440	102,744

Total liabilities		265,249	251,879
Minority interests		1,349	1,269
Shareholders’ equity
Share capital	10	80,932	75,614
Reserves		64,182	75,180

Total shareholders’ equity		145,114	150,794

Total liabilities and shareholders’ equity		411,712	403,942

CONSOLIDATED STATEMENT OF INCOME (UNAUDITED)

for the six-month period ended 30 June 2004

(Amounts in millions, except per share data)

		Six-month periods ended 30 June
	~~Note~~	2004	2003
		RMB	RMB
Operating revenues	11	80,217	74,068

Operating expenses
Depreciation and amortisation		(23,255)	(22,666)
Network operations and support		(20,325)	(20,767)
Selling, general and administrative		(14,105)	(10,866)
Other operating expenses		(1,796)	(1,541)

Total operating expenses		(59,481)	(55,840)

Operating profit		20,736	18,228
Net finance costs	12	(2,341)	(1,728)
Investment loss		—	(85)
Share of profit from associates		6	—

Profit before taxation and minority interests	13	18,401	16,415
Taxation	14	(3,681)	(3,333)

Profit before minority interests		14,720	13,082
Minority interests		(12)	(24)

Profit attributable to shareholders		14,708	13,058

Basic earnings per share	16	0.19	0.17

Weighted average number of shares		76,725	75,614

CONSOLIDATED STATEMENT OF SHAREHOLDERS’ EQUITY (UNAUDITED)

for the six-month period ended 30 June 2004

(Amounts in millions)

	Note	Share capital	Capital reserve	Share premium	Revaluation reserve	Surplus reserves	Statutory common welfare fund	Other reserves	Retained earnings	Total shareholders’ equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance as at 1 January 2003, as previously reported		75,614	20,955	3,362	4,904	8,121	1,624	31,064	7,204	152,848
Adjusted for the Second Acquisition	1	—	—	—	—	—	—	34,177	—	34,177

Balance as at 1 January 2003, as adjusted		75,614	20,955	3,362	4,904	8,121	1,624	65,241	7,204	187,025
Net profit for the six-month period ended 30 June 2003		—	—	—	—	—	—	—	13,058	13,058
Contributions from China Telecom		—	—	—	—	—	—	—	215	215
Distributions to China Telecom		—	—	—	—	—	—	—	(214)	(214)
Transfer from retained earnings to other reserves		—	—	—	—	—	—	3,823	(3,823)	—
Dividends	15	—	—	—	—	—	—	—	(673)	(673)
Revaluation surplus realised		—	—	—	(4)	—	—	—	4	—
Deferred tax on land use rights realised		—	—	—	—	—	—	(76)	76	—

Balance as at 30 June 2003		75,614	20,955	3,362	4,900	8,121	1,624	68,988	15,847	199,411

Net profit for the six-month period ended 31 December 2003		—	—	—	—	—	—	—	824	824
Contributions from China Telecom		—	—	—	—	—	—	—	4,094	4,094
Distributions to China Telecom		—	—	—	—	—	—	—	(1,020)	(1,020)
Assets distributed to China Telecom in connection with the Second Acquisition	1	—	—	—	—	—	—	—	(10,762)	(10,762)
Recognition of deferred tax assets		—	—	—	—	—	—	2,209	—	2,209
Transfer from retained earnings to other reserves		—	—	—	—	—	—	(15,635)	15,635	—
Consideration for the acquisition of the First Acquired Group	1	—	—	—	—	—	—	(45,649)	—	(45,649)
Appropriations		—	—	—	—	7,340	1,748	—	(9,088)	—
Transfer from other reserves to capital reserve		—	(14,388)	—	—	—	—	14,388	—	—
Revaluation surplus		—	—	—	1,537	—	—	—	—	1,537
Eliminations of deferred tax liabilities		—	—	—	—	—	—	—	150	150
Revaluation surplus realised		—	—	—	(13)	—	—	—	13	—
Deferred tax on land use rights realised		—	—	—	—	—	—	(55)	55	—

Balance as at 31 December 2003		75,614	6,567	3,362	6,424	15,461	3,372	24,246	15,748	150,794

	Note	Share capital	Capital reserve	Share premium	Revaluation reserve	Surplus reserves	Statutory common welfare fund	Other reserves	Retained earnings	Total shareholders’ equity
		RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Issue of shares, net of issuing expenses of RMB294 million		5,318	—	7,384	—	—	—	—	—	12,702
Net profit for the six-month period ended 30 June 2004		—	—	—	—	—	—	—	14,708	14,708
Contributions from China Telecom		—	—	—	—	—	—	—	100	100
Transfer from retained earnings to other reserves		—	—	—	—	—	—	2,653	(2,653)	—
Consideration for the acquisition of the Second Acquired Group	1	—	—	—	—	—	—	(27,800)	—	(27,800)
Transfer from other reserves to capital reserve		—	(9,371)	—	—	—	—	9,371	—	—
Dividends	15	—	—	—	—	—	—	—	(5,224)	(5,224)
Revaluation surplus realised		—	—	—	(8)	—	—	—	8	—
Effect of change in tax rate	9	—	—	—	—	—	—	(166)	—	(166)
Deferred tax on land use rights realised		—	—	—	—	—	—	(74)	74	—

Balance as at 30 June 2004		80,932	(2,804)	10,746	6,416	15,461	3,372	8,230	22,761	145,114

CONSOLIDATED STATEMENT OF CASH FLOW (UNAUDITED)

for the six-month period ended 30 June 2004

(Amounts in millions)

			Six-month periods ended 30 June
			2004	2003
	Note		RMB	RMB
Net cash from operating activities	(a	)	35,517	29,558

Cash flows from investing activities
Capital expenditure			(26,023)	(24,161)
Purchase of investments			(42)	(73)
Lease prepayments			(125)	(28)
Proceeds from disposal of property, plant and equipment			136	49
Increase in time deposits with maturity over three months			(45)	(294)
Maturity of time deposits with maturity over three months			168	1,262

Net cash used in investing activities			(25,931)	(23,245)

Cash flows from financing activities
Capital element of finance lease payments			(30)	(35)
Proceeds from issue of shares, net of issuing expenses			12,702	—
Proceeds from bank and other loans			41,129	48,119
Repayments of bank and other loans			(42,083)	(52,424)
Payment of dividends			(4,833)	—
Cash contributions from minority interests			68	18
Cash payment for the acquisition of the Second Acquired Group			(12,650)	—
Cash contributions from China Telecom			100	292
Cash distributions to China Telecom			—	(224)

Net cash used in financing activities			(5,597)	(4,254)

Net increase in cash and cash equivalents			3,989	2,059
Cash and cash equivalents at 1 January			12,721	22,743

Cash and cash equivalents at 30 June			16,710	24,802

(a)	Reconciliation of profit before taxation and minority interests to net cash from operating activities

	Six-month periods ended 30 June
	2004	2003
	RMB	RMB
Profit before taxation and minority interests	18,401	16,415
Adjustments for:
Depreciation and amortisation	23,255	22,666
Provision for doubtful accounts	679	733
Investment loss	—	85
Share of profit from associates	(6)	—
Interest income	(109)	(151)
Interest expense	2,522	1,820
Unrealised foreign exchange (gains)/losses	(56)	41
Loss on retirement and disposal of property, plant and equipment	65	967
Increase in accounts receivable	(2,914)	(3,702)
Decrease/(increase) in inventories	26	(271)
Decrease/(increase) in prepayments and other current assets	16	(108)
Decrease/(increase) in other non-current assets	169	(2)
Increase/(decrease) in accounts payable	878	(456)
Increase in accrued expenses and other payables	3,770	3,311
Decrease in deferred revenues	(4,726)	(4,862)

Cash generated from operations	41,970	36,486
Interest received	109	151
Interest paid	(3,125)	(2,572)
Investment income received	30	13
Income tax paid	(3,467)	(4,520)

Net cash from operating activities	35,517	29,558

Notes to the Unaudited Interim Financial Statements

for the six-month period ended 30 June 2004

1.	PRINCIPAL ACTIVITIES, ORGANISATION AND BASIS OF PRESENTATION

Principal activities

China Telecom Corporation Limited (the “Company”) and its subsidiaries (hereinafter, collectively referred to as the “Group”) are engaged in the provision of wireline telecommunications and related services in Shanghai Municipality, Guangdong Province, Jiangsu Province, Zhejiang Province, Anhui Province, Fujian Province, Jiangxi Province, Guangxi Zhuang Autonomous Region, Chongqing Municipality, Sichuan Province, Hubei Province, Hunan Province, Hainan Province, Guizhou Province, Yunnan Province, Shaanxi Province, Gansu Province, Qinghai Province, Ningxia Hui Autonomous Region and Xinjiang Uygur Autonomous Region of the People’s Republic of China (the “PRC”). The Group offers a comprehensive range of wireline telecommunications services to residential and business customers, including local, domestic long distance (“DLD”) and international long distance (“ILD”) telephone services, Internet and managed data, leased line, and other related services.

The operations of the Group are subject to the supervision and regulation by the PRC government. The Ministry of Information Industry, pursuant to the authority delegated to it by the PRC’s State Council, is responsible for formulating the telecommunications industry policies and regulations, including the regulation and setting of tariff levels for basic telecommunications services, such as local and long distance telephone services, managed data services, leased line and interconnection arrangements.

Organisation

The Company was incorporated in the PRC on 10 September 2002 as part of the reorganisation (the “Restructuring”) of China Telecommunications Corporation (“China Telecom” and together with its subsidiaries other than the Company referred to as “China Telecom Group”), a state-owned enterprise which is under the supervision and regulation of the Ministry of Information Industry. In November 2001, pursuant to a further industry restructuring plan approved by the State Council, China Telecom’s wireline telecommunications networks and related operations in 10 northern provinces, municipalities and autonomous regions of the PRC were transferred to China Netcom Group. China Telecom retained the wireline telecommunications networks and related operations of 21 provinces, municipalities and autonomous regions of the PRC, including those of the Company’s subsidiaries. In accordance with this industry restructuring plan, China Telecom and China Netcom Group own 70% and 30%, respectively, of the nationwide inter-provincial optic fibres.

Pursuant to the resolution passed by the Company’s independent shareholders at an Extraordinary General Meeting held on 15 December 2003, the Company acquired the entire equity interests in Anhui Telecom Company Limited, Fujian Telecom Company Limited, Jiangxi Telecom Company Limited, Guangxi Telecom Company Limited, Chongqing Telecom Company Limited and Sichuan Telecom Company Limited (collectively the “First Acquired Group”) and certain network management and research and development facilities from China Telecom for a total purchase price of RMB46,000 million on 31 December 2003 (hereinafter, referred to as the “First Acquisition”). The purchase price consisted of a cash payment of RMB11,000 million and a long-term payable of RMB35,000 million. In connection with the First Acquisition and effective 31 December 2002, China Telecom transferred the wireline telecommunications business and related operations in Anhui Province, Fujian Province, Jiangxi Province, Guangxi Zhuang Autonomous Region, Chongqing Municipality and Sichuan Province together with the related assets and liabilities in consideration for the entire equity interests in each of the entities of the First Acquired Group. Certain assets historically associated with these operations were retained by China Telecom, and as at 31 December 2002, these assets amounted to RMB5,189 million and consisted primarily of investments in non-telecommunications industries and properties.

Pursuant to the resolution passed by the Company’s independent shareholders at an Extraordinary General Meeting held on 9 June 2004, the Company acquired the entire equity interests in Hubei

Telecom Company Limited, Hunan Telecom Company Limited, Hainan Telecom Company Limited, Guizhou Telecom Company Limited, Yunnan Telecom Company Limited, Shaanxi Telecom Company Limited, Gansu Telecom Company Limited, Qinghai Telecom Company Limited, Ningxia Telecom Company Limited and Xinjiang Telecom Company Limited (collectively the “Second Acquired Group”) from China Telecom for a total purchase price of RMB27,800 million on 30 June 2004 (hereinafter, referred to as the “Second Acquisition”). The purchase price consisted of a cash payment of RMB8,340 million and a long-term payable of RMB19,460 million. On 30 June 2004, the Company repaid RMB4,310 million of this payable amount using the net proceeds from issue of new H shares in May 2004 (see Note 10). In connection with the Second Acquisition and effective 31 December 2003, China Telecom transferred the wireline telecommunications business and related operations in Hubei Province, Hunan Province, Hainan Province, Guizhou Province, Yunnan Province, Shaanxi Province, Gansu Province, Qinghai Province, Ningxia Hui Autonomous Region and Xinjiang Uygur Autonomous Region together with the related assets and liabilities in consideration for the entire equity interests in each of the entities of the Second Acquired Group. Certain assets historically associated with these operations were retained by China Telecom, and as at 31 December 2003, these assets amounted to RMB10,762 million and consisted primarily of investments in non-telecommunications industries and properties.

Basis of presentation

As the First Acquired Group and the Second Acquired Group (“the Acquired Groups”) were under the common control of China Telecom, the acquisitions have been reflected in the accompanying consolidated interim financial statements as a combination of entities under common control in a manner similar to a pooling-of-interests. Accordingly, the assets and liabilities of the Acquired Groups have been accounted for at historical amounts and the consolidated financial statements of the Company prior to the acquisitions have been restated to include the results of operations and assets and liabilities of the Acquired Groups on a combined basis. The assets retained by China Telecom in respect of the First Acquisition and the Second Acquisition have been reflected as distributions to China Telecom in the consolidated statement of shareholders’ equity as at 31 December 2002 and 31 December 2003 respectively. The considerations paid by the Company for the Acquired Groups have been accounted for as equity transactions in the consolidated statement of shareholders’ equity.

The results of operations previously reported by the Group for the six-month period ended 30 June 2003 have been restated to include the results of the First Acquired Group and the Second Acquired Group as set out below:

	The Group (as previously reported)	The First Acquired Group	The Second Acquired Group	The Group (combined)
	RMB millions	RMB millions	RMB millions	RMB millions
Result of operations:
Operating revenues	39,536	18,247	16,285	74,068
Operating profit	12,198	4,863	1,167	18,228
Net profit	9,260	3,371	427	13,058
Basic earnings per share (RMB)	0.12	0.04	0.01	0.17

The financial condition as at 31 December 2003 and shareholders’ equity as at 31 December 2003 and 1 January 2003 previously reported by the Group have been restated to include the assets and liabilities of the Second Acquired Group as set out below:

	The Group (as previously reported)	The Second Acquired Group	The Group (combined)
	RMB millions	RMB millions	RMB millions
Financial condition:
Current assets	25,504	7,589	33,093
Total assets	305,605	98,337	403,942
Current liabilities	96,666	52,469	149,135
Total liabilities	173,064	78,815	251,879
Shareholders’ equity as at 31 December 2003	131,272	19,522	150,794
Shareholders’ equity as at 1 January 2003	152,848	34,177	187,025

For the periods presented, all significant balances and transactions between the Group and the Acquired Groups have been eliminated.

2.	BASIS OF PREPARATION

These interim financial statements have been prepared in accordance with International Accounting Standard 34 “Interim Financial Reporting” promulgated by the International Accounting Standards Board and the disclosure requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited. These interim financial statements reflect the unaudited financial position of the Group as at 30 June 2004 and the unaudited results of operations and cash flows of the Group for the six-month period then ended, which are not necessarily indicative of the results of operations and cash flows expected for the year ending 31 December 2004.

These interim financial statements have been authorised for issue by the Board of Directors on 1 September 2004. These interim financial statements are unaudited, but have been reviewed by the Audit Committee of the Company. These interim financial statements have also been reviewed by the Company’s international auditors, KPMG, in accordance with Statement of Auditing Standards 700 “Engagements to review interim financial reports” issued by the Hong Kong Society of Accountants.

The accounting policies adopted in the 2003 annual financial statements have been consistently applied by the Group in preparing these interim financial statements. The consolidated interim financial statements presented herein should be read in conjunction with the consolidated financial statements and notes thereto included in the 2003 annual report of the Company.

3.	SEGMENTAL REPORTING

A business segment is a distinguishable component of the Group that is engaged in providing products or services and is subject to risks and rewards that are different from those of other segments. For the periods presented, the Group has one operating segment which is the provision of wireline telecommunications services. All the Group’s operating activities are carried out in the PRC.

4.	ACCOUNTS RECEIVABLE, NET

Accounts receivable, net, are analysed as follows:

	30 June 2004	31 December 2003
	RMB millions	RMB millions
Accounts receivable	17,369	14,769
Less: Allowance for doubtful accounts	(2,183)	(1,818)

	15,186	12,951

Amounts arising from the provision of wireline telecommunications services to residential and business customers are due within 30 days from the date of billing. Customers who have accounts overdue by more than 90 days will have their services disconnected.

Ageing analysis of accounts receivable from telephone and Internet subscribers is as follows:

	30 June 2004	31 December 2003
	RMB millions	RMB millions
Current, within 1 month	11,051	9,650
1 to 3 months	1,684	1,425
4 to 12 months	1,320	1,169
More than 12 months	826	611

	14,881	12,855
Less: Allowance for doubtful accounts	(2,146)	(1,780)

	12,735	11,075

Ageing analysis of accounts receivable from other telecommunications operators and customers is as follows:

	30 June 2004	31 December 2003
	RMB millions	RMB millions
Current, within 1 month	1,048	1,147
1 to 3 months	695	355
4 to 12 months	537	285
More than 12 months	208	127

	2,488	1,914
Less: Allowance for doubtful accounts	(37)	(38)

	2,451	1,876

5.	CASH AND CASH EQUIVALENTS

	30 June 2004	31 December 2003
	RMB millions	RMB millions
Cash at bank and in hand	12,464	12,451
Time deposits with maturity within three months	4,246	270

	16,710	12,721

6.	SHORT-TERM DEBT

Short-term debt is analysed as follows:

			30 June 2004	31 December 2003
	Note		RMB millions	RMB millions
Bank loans			56,042	56,243
Loans from China Telecom	(i	)	9,469	—

Total short-term debt			65,511	56,243

Note:

(i)	The loans from China Telecom bear interest at fixed rates ranging from 2% to 3.45% per annum, are unsecured and are repayable within 1 year.

7.	LONG-TERM DEBT

Long-term debt is analysed as follows:

			30 June 2004	31 December 2003
	Note		RMB millions	RMB millions
Bank loans	(i	)	37,300	47,553
Other loans			11	36
Amount due to China Telecom in connection with the First Acquisition	(ii	)	35,000	35,000
Amount due to China Telecom in connection with the Second Acquisition	(iii	)	15,150	—

Total long-term debt			87,461	82,589
Less: current portion			(14,970)	(13,957)

Non-current portion			72,491	68,632

Note:

(i)	As at 30 June 2004, bank loans of RMB6 million (2003: RMB22 million) were secured by certain of the Group’s property, plant and equipment. The net book value of the property, plant and equipment pledged as security amounted to RMB1 million as at 30 June 2004 (2003: RMB27 million).

(ii)	This represents the deferred consideration payable to China Telecom in respect of the First Acquisition (Note 1). The amount is unsecured, and for the first five years after the date of the First Acquisition, the Company pays interest on the outstanding balance at the rate of

5.184% per annum. Thereafter the interest rate is adjusted based on the prevailing market interest rate. This amount is repayable on 31 December 2013 and the Company may, from time to time, repay all or part of the amount at any time until 31 December 2013 without penalty.

(iii)	This represents the remaining balance of the deferred consideration payable to China Telecom in respect of the Second Acquisition (Note 1). The amount is unsecured, and for the first five years after the date of the Second Acquisition, the Company pays interest on the outstanding balance at the rate of 5.184% per annum. Thereafter the interest rate is adjusted based on the prevailing market interest rate. This amount is repayable on 30 June 2014 and the Company may, from time to time, repay all or part of the amount at any time until 30 June 2014 without penalty.

8.	ACCOUNTS PAYABLE

Accounts payable are analysed as follows:

	30 June 2004	31 December 2003
	RMB millions	RMB millions
Third parties	26,923	28,367
China Telecom Group	7,668	7,262

	34,591	35,629

Amounts due to China Telecom Group are repayable in accordance with normal commercial terms.

Ageing analysis of accounts payable is as follows:

	30 June 2004	31 December 2003
	RMB millions	RMB millions
Due within 1 month or on demand	4,560	6,658
Due after 1 month but within 3 months	7,688	5,661
Due after 3 months but within 6 months	7,698	8,099
Due after 6 months	14,645	15,211

	34,591	35,629

9.	DEFERRED TAX ASSETS AND LIABILITIES

Deferred tax assets and deferred tax liabilities are attributable to the items set out below:

	Assets		Liabilities		Net balance
	30 June 2004	31 December 2003	30 June 2004	31 December 2003	30 June 2004	31 December 2003
	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions	RMB millions
Current
Provisions, primarily for receivables	326	198	—	—	326	198
Non-current
Property, plant and equipment	74	67	(734)	(579)	(660)	(512)
Deferred revenues and installation costs	2,032	1,788	(841)	(746)	1,191	1,042
Land use rights	8,230	8,470	—	—	8,230	8,470

Deferred tax assets/(liabilities)	10,662	10,523	(1,575)	(1,325)	9,087	9,198

Movements in temporary differences are as follows:

	Note		Balance at 1 January 2004	Recognised in statement of income	Recognised in shareholders’ equity	Balance at 30 June 2004
			RMB millions	RMB millions	RMB millions	RMB millions
Current
Provisions, primarily for receivables			198	128	—	326
Non-current
Property, plant and equipment			(512)	(148)	—	(660)
Deferred revenues and installation costs			1,042	149	—	1,191
Land use rights	(i	)	8,470	(74)	(166)	8,230

Net deferred tax assets			9,198	55	(166)	9,087

				(Note 14)

Note:

(i)	In connection with the Restructuring, the First Acquisition and the Second Acquisition, the land use rights of the Group were revalued as required by the relevant PRC rules and regulations. The tax bases of the land use rights have been adjusted to conform to such revalued amounts. The land use rights were not revalued for financial reporting purposes and accordingly, deferred tax assets were created with corresponding increases in shareholders’ equity.

In the second quarter of 2004, certain subsidiaries with operations in the western region of the PRC obtained approval from tax authority to reduce the income tax rate from 33% to 15% for the period from 1 January 2004 to 31 December 2010. Accordingly, the effect of the change in tax rate on the amount of the deferred tax asset expected to be realised during 2004 to 2010 amounting to RMB166 million was charged to shareholders’ equity.

10.	SHARE CAPITAL

	30 June 2004	31 December 2003
	RMB millions	RMB millions
Registered, issued and fully paid
67,054,958,321 (2003: 67,586,776,503) ordinary domestic shares of RMB1.00 each	67,055	67,587
13,877,410,000 (2003: 8,027,410,000) overseas listed H shares of RMB1.00 each	13,877	8,027

	80,932	75,614

In May 2004, the Company issued and allotted 5,318,181,818 new H shares with a par value of RMB1.00 each, representing 4,466,693,018 H shares and 8,514,888 American Depositary Shares (“ADSs”, each representing 100 H shares), at prices of HK$2.30 per H share and US$29.49 per ADS, respectively, by way of a global offering to Hong Kong and overseas investors. As part of the global offering, 531,818,182 existing domestic shares of RMB1.00 each owned by China Telecom and the other domestic shareholders were converted into H shares and sold to Hong Kong and overseas investors. The Company raised net proceeds of RMB12,702 million from issue of new H shares.

11.	OPERATING REVENUES

Operating revenues represent revenues from the provision of wireline telecommunications services. The components of the Group’s operating revenues are as follows:

			Six-month periods ended 30 June
	Note		2004	2003
			RMB millions	RMB millions
Upfront connection fees	(i	)	4,236	4,886
Upfront installation fees	(ii	)	1,432	1,301
Monthly fees	(iii	)	15,023	13,829
Local usage fees	(iv	)	24,072	22,486
DLD	(iv	)	13,145	12,693
ILD	(iv	)	1,906	1,951
Internet	(v	)	6,602	4,355
Managed data	(vi	)	1,524	1,628
Interconnections	(vii	)	5,013	4,095
Leased line	(viii	)	2,112	2,608
Others	(ix	)	5,152	4,236

			80,217	74,068

Note:

(i)	Represent the amortised amount of the upfront fees received for the initial activation of wireline services.

(ii)	Represent the amortised amount of the upfront fees received for installation of wireline services.

(iii)	Represent amounts charged to customers each month for their use of the Group’s telephone services.

(iv)	Represent usage fees charged to customers for the provision of telephone services.

(v)	Represent amounts charged to customers for the provision of Internet access services.

(vi)	Represent amounts charged to customers for the provision of managed data transmission services.

(vii)	Represent amounts charged to domestic and foreign telecommunications operators for delivery of calls connecting to the Group’s wireline telecommunications networks.

(viii)	Represent lease income from other domestic telecommunications operators and business customers for the usage of the Group’s wireline telecommunications networks and is measured by the number of lines leased and the agreed upon rate per line leased. The lease arrangements are primarily on a year to year basis.

(ix)	Represent primarily revenues from provision of value-added telecommunications services to customers, sale and repairs and maintenance of customer-end equipment, and lease of telecommunications network facilities.

12.	NET FINANCE COSTS

Net finance costs comprise:

	Six-month periods ended 30 June
	2004	2003
	RMB millions	RMB millions
Interest expense incurred	3,260	2,576
Less: Interest expense capitalized*	(738)	(756)

Net interest expense	2,522	1,820
Interest income	(109)	(151)
Foreign exchange losses	4	100
Foreign exchange gains	(76)	(41)

	2,341	1,728

* Interest expense was capitalized in construction in progress at the following rates per annum	4.1%–5.2%	4.3%–5.5%

13.	PROFIT BEFORE TAXATION AND MINORITY INTERESTS

Profit before taxation and minority interests is arrived at after charging:

	Six-month periods ended 30 June
	2004	2003
	RMB millions	RMB millions
Personnel expenses	11,689	10,342
Interconnection charges	1,773	1,504

14.	TAXATION

Taxation in the consolidated statement of income comprises:

	Six-month periods ended 30 June
	2004	2003
	RMB millions	RMB millions
Provision for PRC income tax	3,736	3,782
Deferred taxation (Note 9)	(55)	(449)

	3,681	3,333

A reconciliation of the expected tax with the actual tax expense is as follows:

			Six-month periods ended 30 June
	Note		2004	2003
			RMB millions	RMB millions
Profit before taxation and minority interests			18,401	16,415
Expected PRC income tax expense at statutory tax rate of 33%	(i	)	6,072	5,417
Differential tax rate on subsidiaries income	(i	)	(954)	(398)
Non-deductible expenses	(ii	)	435	199
Non-taxable income	(iii	)	(1,872)	(1,885)

Income tax			3,681	3,333

(i)	The provision for PRC current income tax is based on a statutory rate of 33% of the assessable income of the Group as determined in accordance with the relevant income tax rules and regulations of the PRC, except for certain subsidiaries of the Group which are taxed at a preferential rate of 15%.

(ii)	Amounts represent personnel and other miscellaneous expenses in excess of statutory deductible limits for tax purpose.

(iii)	Amounts primarily represent connection fees received from customers which are not subject to income tax.

15.	DIVIDENDS

Pursuant to the shareholders’ approval at the Annual General Meeting held on 3 May 2004, a final dividend of RMB0.069083 per share totaling RMB5,224 million in respect of the year ended 31 December 2003 was declared and was paid on 20 May 2004.

Pursuant to the shareholders’ approval at the Annual General Meeting held on 20 June 2003, a final dividend of RMB0.008897 per share totaling RMB673 million in respect of the year ended 31 December 2002 was declared and was paid on 10 July 2003.

The Board of Directors has resolved not to pay an interim dividend for the year ending 31 December 2004.

16.	BASIC EARNINGS PER SHARE

The calculation of basic earnings per share for the six-month period ended 30 June 2004 is based on the net profit of RMB14,708 million and the weighted average number of shares in issue during the period of 76,724,576,113 shares. The weighted average number of shares in issue during the six-month period ended 30 June 2004 reflects the issuance of 5,318,181,818 new H shares in May 2004 (see Note 10). The calculation of basic earnings per share for the six-month period ended 30 June 2003 is based on the net profit of RMB13,058 million divided by 75,614,186,503 shares.

The amount of diluted earnings per share is not presented as there were no dilutive potential ordinary shares in existence for both periods presented.

17.	CAPITAL COMMITMENTS

As at 30 June 2004, the Group had capital commitments as follows:

	30 June 2004	31 December 2003
	RMB millions	RMB millions
Authorised and contracted for Properties	2,268	1,857
Telecommunications network plant and equipment	5,124	9,257

	7,392	11,114

Authorised but not contracted for
Properties	2,105	2,458
Telecommunications network plant and equipment	10,629	12,725

	12,734	15,183

18.	RELATED PARTY TRANSACTIONS

The principal related party transactions with China Telecom Group which were carried out in the ordinary course of business are as follows:

			Six-month periods ended 30 June
	Note		2004	2003
			RMB millions	RMB millions
Purchases of telecommunications equipment and materials	(i	)	152	222
Construction, engineering and information technology services	(ii	)	2,597	2,851
Provision of community services	(iii	)	1,101	1,064
Provision of ancillary services	(iv	)	796	683
Provision of comprehensive services	(v	)	120	—
Operating lease expenses	(vi	)	203	235
Centralised service expenses	(vii	)	108	144
Interconnection revenues	(viii	)	98	99
Interconnection charges	(viii	)	201	280
Interest on amounts due to and loans from China Telecom	(ix	)	993	—

Note:

(i)	Represent purchases of telecommunications equipment and materials from China Telecom Group.

(ii)	Represent provision of network construction, engineering and information technology services to the Group by China Telecom Group.

(iii)	Represent amounts paid and payable by the Group to China Telecom Group in respect of cultural, educational, hygiene and other community services.

(iv)	Represent amounts paid and payable by the Group to China Telecom Group in respect of ancillary services such as repairs and maintenance of telecommunications equipment and facilities and certain customer services.

(v)	Represent amounts paid and payable by the Group to China Telecom Group in respect of comprehensive services provided (see scope of comprehensive service defined below).

(vi)	Represent amounts paid and payable to China Telecom Group for operating leases in respect of business premises and inter-provincial transmission optic fibres.

(vii)	Represent net amount charged by China Telecom to the Group for costs associated with common corporate services and international telecommunications facilities.

(viii)	Represent amounts charged from/to China Telecom for interconnection of domestic long distance telephone calls.

(ix)	Represent interest paid and payable to China Telecom with respect to the deferred consideration payable to China Telecom in connection with the First Acquisition and interest with respect to loans from China Telecom (Note 7).

In connection with the Second Acquisition, the Group and China Telecom Group entered into a number of agreements on 13 April 2004. The principal terms of these agreements are similar to those disclosed in Note 32 to the Group’s 2003 consolidated financial statements, other than an increase in the maximum commission rate for domestic equipment procurement from 1.8% to 3% to reflect the latest market price.

In addition, the Company entered into a comprehensive services framework agreement with China Telecom on 13 April 2004 to govern the terms and conditions of transactions between the Group and entities within China Telecom Group which were not within the scope of the agreements entered into previously. Such transactions include procurement of telecommunications equipment, network design, software upgrade, system integration, manufacture of calling cards and other services. Pursuant to this agreement, China Telecom Group charges the Group for these services in accordance with the following terms:

•	government prescribed price;

•	where there is no government prescribed price but where there is a government guided price, the government guided price will apply;

•	where there is neither a government prescribed price nor a government guided price, the market price will apply;

•	where none of the above is available, the price is to be agreed between the relevant parties, which shall be based on the cost incurred in providing the services plus a reasonable profit margin.

The directors of the Company are of the opinion that the above transactions with related parties were conducted in the ordinary course of business and on normal commercial terms or in accordance with the agreements governing such transactions, and this has been confirmed by the independent non-executive directors.

19.	PRINCIPAL SUBSIDIARIES

Following the completion of the Second Acquisition on 30 June 2004, the Company has the following wholly-owned subsidiaries which principally affect the results of operations and the financial position of the Group:

Name of Company	Type of legal entity	Date of incorporation	Registered capital
			(RMB millions)
Shanghai Telecom Company Limited	Limited company	11 October 2002	15,984
Guangdong Telecom Company Limited	Limited company	10 October 2002	47,513
Jiangsu Telecom Company Limited	Limited company	19 October 2002	19,208
Zhejiang Telecom Company Limited	Limited company	10 October 2002	22,400
Anhui Telecom Company Limited	Limited company	26 August 2003	3,871
Fujian Telecom Company Limited	Limited company	28 August 2003	10,364
Jiangxi Telecom Company Limited	Limited company	18 September 2003	1,153
Guangxi Telecom Company Limited	Limited company	28 August 2003	4,992
Chongqing Telecom Company Limited	Limited company	22 August 2003	4,276
Sichuan Telecom Company Limited	Limited company	28 August 2003	8,123
Hubei Telecom Company Limited	Limited company	9 March 2004	5,412
Hunan Telecom Company Limited	Limited company	12 March 2004	661
Hainan Telecom Company Limited	Limited company	9 March 2004	580
Guizhou Telecom Company Limited	Limited company	12 March 2004	2,401
Yunnan Telecom Company Limited	Limited company	9 March 2004	3,747
Shaanxi Telecom Company Limited	Limited company	8 March 2004	2,482
Gansu Telecom Company Limited	Limited company	10 March 2004	3,413
Qinghai Telecom Company Limited	Limited company	10 March 2004	965
Ningxia Telecom Company Limited	Limited company	10 March 2004	795
Xinjiang Telecom Company Limited	Limited company	11 March 2004	4,660

All of the above subsidiaries are incorporated in the PRC.

Supplementary Information for American Depositary Shareholders

The Group’s accounting policies conform with IFRS which differ in certain significant respects from accounting principles generally accepted in the United States of America (“US GAAP”). The nature of differences which have a significant effect on the Group’s net profit and shareholders’ equity are set out below. The US GAAP reconciliation presented below is included as supplemental information and is not required as part of the basic interim financial statements and has not been subject to independent audit or review.

(a)	Revaluation of property, plant and equipment

In connection with the Restructuring, the property, plant and equipment of the Company’s predecessor operations were revalued as at 31 December 2001. The net revaluation deficit has been reflected in the consolidated financial statements as at 31 December 2001. Such revaluation resulted in an increase directly to shareholders’ equity of RMB4,154 million with respect to the increase in carrying amount of certain property, plant and equipment above their historical cost bases, and a charge to income of RMB11,930 million with respect to the reduction in carrying amount of certain property, plant and equipment below their historical cost bases.

In connection with the First Acquisition, the property, plant and equipment of the First Acquired Group were revalued as at 31 December 2002. The net revaluation deficit has been reflected in the consolidated financial statements as at 31 December 2002. Such revaluation resulted in an increase directly to shareholders’ equity of RMB760 million with respect to the increase in carrying amount of certain property, plant and equipment above their historical cost bases, and a charge to income of RMB14,690 million with respect to the reduction in carrying amount of certain property, plant and equipment below their historical cost bases.

In connection with the Second Acquisition, the property, plant and equipment of the Second Acquired Group were revalued as at 31 December 2003. The net revaluation deficit has been reflected in the consolidated financial statements as at 31 December 2003. Such revaluation resulted in an increase directly to shareholders’ equity of RMB1,537 million with respect to the increase in carrying amount of certain property, plant and equipment above their historical cost bases, and a charge to income of RMB14,832 million with respect to the reduction in carrying amount of certain property, plant and equipment below their historical cost bases.

Under US GAAP, property, plant and equipment are stated at their historical cost less accumulated depreciation unless an impairment loss has been recorded. An impairment loss on property, plant and equipment is recorded under US GAAP if the carrying amount of such asset exceeds its future undiscounted cash flows resulting from the use of the asset and its eventual disposition. The future undiscounted cash flows of the Group’s property, plant and equipment, whose carrying amount was reduced in connection with the Restructuring, the First Acquisition and the Second Acquisition, exceed the historical cost carrying amount of such property, plant and equipment and, therefore, impairment of such assets is not appropriate under US GAAP. Accordingly, the revaluation reserve recorded directly to shareholders’ equity and the charge to income recorded under IFRS as a result of the Restructuring, the First Acquisition and the Second Acquisition, are reversed for US GAAP purposes.

However, as a result of the tax deductibility of the net revaluation deficit, a deferred tax liability related to the net revaluation deficit is created under US GAAP with a corresponding decrease in shareholders’ equity.

(b)	Disposal of revalued property, plant and equipment

Under IFRS, on disposal of a revalued asset, the gain and loss on disposal of the asset is determined with reference to the asset’s revalued amount less subsequent depreciation, and any related revaluation surplus is transferred from the revaluation reserve to retained earnings. Under US GAAP, the gain and loss on disposal of an asset is determined with reference to the asset’s historical cost carrying amount and included in current earnings.

(c)	Effect of change in tax rate

Under IFRS, the effect of a change in tax rate that results in a change in the carrying amounts of deferred tax assets and liabilities is charged or credited directly to equity, to the extent that such deferred tax assets and liabilities are previously charged or credited to equity. Under US GAAP, the effect of a change in tax rate for all items of deferred tax assets and liabilities is recorded in the income statement.

Reconciliation of net profit and shareholders’ equity under IFRS to US GAAP

The effect on net profit of significant differences between IFRS and US GAAP for the six-month period ended 30 June 2004 and 2003 is as follows:

	Six-month periods ended 30 June
	2004		2004	2003
	US$ millions		RMB millions	RMB millions
	(Note)
Net profit under IFRS		1,777	14,708	13,058
US GAAP adjustments:
Depreciation on revalued property, plant and equipment		(426)	(3,530)	(2,037)
Disposal of revalued property, plant and equipment		(3)	(24)	(23)
Effect of change in tax rate on deferred tax assets arising from revaluation of land use rights		(20)	(166)	—
Effect of change in tax rate on deferred tax liabilities arising from revaluation of property, plant and equipment		251	2,079	—
Deferred tax effect of US GAAP adjustments		113	934	679

Net profit under US GAAP		1,692	14,001	11,677

Basic earnings per share under US GAAP	US$	0.02	RMB0.18	RMB0.15

Basic earnings per ADS* under US GAAP	US$	2.20	RMB18.25	RMB15.44

*	Basic earnings per ADS is calculated on the basis that one ADS is equivalent to 100 H shares.

The effect on shareholders’ equity of significant differences between IFRS and US GAAP as at 30 June 2004 and 31 December 2003 is as follows:

	30 June 2004	30 June 2004	31 December 2003
	US$ millions	RMB millions	RMB millions
	(Note)
Shareholders’ equity under IFRS	17,533	145,114	150,794
US GAAP adjustments:
Revaluation of property, plant and equipment, net of minority interests	3,112	25,758	29,312
Deferred tax effect of US GAAP adjustment	(779)	(6,452)	(9,465)

Shareholders’ equity under US GAAP	19,866	164,420	170,641

Note: Solely for the convenience of the reader, the amounts as at and for the six-month period ended 30 June 2004 have been translated into United States dollars at the noon buying rate in New York City on 30 June 2004 for cable transfers in RMB as certified for custom purposes by the Federal Reserve Bank of New York of US$1.00=RMB8.2766. No representation is made that the RMB amounts could have been, or could be, converted into United States dollars at that rate or at any other certain rate on 30 June 2004, or at any other date.

PURCHASE, SALE OR REDEMPTION OF SECURITIES

For the six months ended 30 June 2004, neither the Company nor any of its subsidiaries has purchased, sold or redeemed any of the Company’s listed securities.

AUDIT COMMITTEE

The audit committee has reviewed with management and the Company’s international auditors, KPMG, the accounting principles and practices adopted by the Group and discussed internal control and financial reporting matters including the review of the Interim Report for the six months ended 30 June 2004.

COMPLIANCE WITH CODE OF BEST PRACTICE

None of the Directors is aware of any information that would reasonably indicate that the Company is not, or was not during the period, in compliance with the Code of Best Practice as set out in Appendix 14 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.

INTERIM REPORT

The Interim Report for the six months ended 30 June 2004 will be despatched to shareholders as well as made available on The Stock Exchange of Hong Kong Limited’s website (www.hkex.com.hk) and the Company’s website (www.chinatelecom-h.com) in due course.

Forward-Looking Statements

The Company would also like to caution readers about the forward-looking nature of certain of the above statements. These forward-looking statements are subject to risks and uncertainties, some of which are beyond our control. Potential risks and uncertainties include those concerning the continued growth of the telecommunications industry in China, the development of the regulatory environment and our ability to successfully execute our business strategies.

BOARD OF DIRECTORS

As of the date of this announcement, our Board consists of Mr. Zhou Deqiang as the chairman and chief executive officer, Mr. Chang Xiaobing as the president and chief operating officer, Ms. Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping as the executive vice president, Ms. Huang Wenlin as the executive vice president, Mr. Li Ping as the executive vice president and company secretary, Mr. Wei Leping as the executive vice president, Mr. Cheng Xiyuan and Mr. Feng Xiong as the executive directors, Mr. Zhang Youcai, Mr. Vincent Lo Hong Sui and Mr. Shi Wanpeng as the independent non-executive directors.

Exhibit 1.3

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

Disclosure of Earnings Before Interest, Tax, Depreciation and Amortization (“EBITDA”) and Reconciliation to Cash Flows from Operating Activities

On September 1, 2004, the Company presented EBITDA in its interim report and announcement of the interim report for the six months ended June 30, 2004 in Hong Kong.

The Company’s EBITDA represents profit before net finance costs, investment income, share of profit from associates, taxation, depreciation and amortisation and minority interests. As the telecommunications business is a capital-intensive industry, capital expenditures, the level of gearing and finance costs may have a significant impact on the net profit of companies with similar operating results. Therefore, the Company believes EBITDA may be helpful in analysing the operating results of a telecommunications service provider like itself. Although EBITDA is widely used in the global telecommunications industry as a benchmark to reflect operating performance, financing capability and liquidity, it is not regarded as a measure of operating performance and liquidity under generally accepted accounting principles (“GAAP”). It also does not represent cash flows from operating activities. In addition, the Company’s EBITDA may not be comparable to similar indicators provided by other companies.

The following table sets forth a reconciliation of the EBITDA for the six months ended June 30, 2004 to cash flows from operating activities, being the most comparable GAAP measure under International Financial Reporting Standards:

RMB millions
(unaudited)
EBITDA	43,991
Adjustments:
Non-cash items included in EBITDA	760
Net change in working capital	1,945
Decrease in deferred revenue	(4,726)
Net interest paid	(3,016)
Income tax paid	(3,467)
Investment income received	30

Cash flows from operating activities	35,517

September 1, 2004

C - 1

Exhibit 1.4

If you are in doubt as to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred your shares in China Telecom Corporation Limited, you should at once hand this circular together with the accompanying form of proxy to the purchaser or other transferee or to the bank, stockbroker or other agent through whom the sale was effected for transmission to the purchaser or transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0728)

PROPOSED APPOINTMENT OF DIRECTORS AND

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

A letter from the Chairman of China Telecom Corporation Limited is set out on pages 2 to 4 of this circular.

A notice convening an extraordinary general meeting of the shareholders of the Company to be held at 31 Jinrong Street, Xicheng District, Beijing, PRC on October 20, 2004 at 10:00 a.m. is set out on pages 5 to 9 of this circular.

Whether or not you are able to attend the meeting, you are requested to complete the enclosed form of proxy in accordance with the instructions printed thereon as soon as practicable and in any event not later than 24 hours before the time appointed for holding the meeting or any adjournment thereof. Completion and return of the form of proxy will not preclude you from attending and voting in person at the meetings or at any adjourned meetings should you so wish.

Page
Definitions	1
Letter from the Chairman	2
APPENDIX Notice of EGM	5

In this circular, unless the context otherwise requires, the following expressions have the following meanings:

“Articles of Association”	the articles of association of the Company, as amended, modified or otherwise supplemented from time to time
“Company”	China Telecom Corporation Limited, a joint stock limited company incorporated in the PRC with limited liability on September 10, 2002, whose H Shares are listed on the Stock Exchange and whose American depositary shares are listed on the New York Stock Exchange
“Directors”	the directors of the Company
“Extraordinary General Meeting” or “EGM”	the extraordinary general meeting of the Company to be convened on October 20, 2004, the notice of which is set out on pages 5 to 9 of this circular, or any adjournment thereof
“H Share(s)”	overseas listed foreign invested shares in the Company’s issued share capital with a par value of RMB1.00 per share which are listed on the Stock Exchange
“Hong Kong”	the Hong Kong Special Administrative Region of the PRC
“PRC” or “China”	the People’s Republic of China (excluding, for the purposes of this circular, Hong Kong, Taiwan and Macau)
“Proposed Amendments”	the proposed amendments to the Articles of Association of the Company as set out in the Appendix to this circular
“RMB”	Renminbi, the lawful currency of the PRC
“Shareholders”	shareholders of the Company
“Stock Exchange”	The Stock Exchange of Hong Kong Limited

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0728)

Executive Directors:

Zhou Deqiang

Chang Xiaobing

Wu Andi

Zhang Jiping

Huang Wenlin

Li Ping

Wei Leping

Cheng Xiyuan

Feng Xiong

Registered Office:

31 Jinrong Street

Xicheng District

Beijing, 100032

PRC

Place of business in Hong Kong:

38th Floor

Dah Sing Financial Centre

108 Gloucester Road

Wanchai, Hong Kong

Independent Non-executive Directors:

Zhang Youcai

Vincent Lo Hong Sui

Shi Wanpeng

September 1, 2004

To the Shareholders

Dear Sir or Madam,

PROPOSED APPOINTMENT OF DIRECTORS AND

PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

1.	INTRODUCTION

The purpose of this circular is to provide you with information regarding the resolutions to be proposed at the EGM for the approval of (i) the appointment of Directors and (ii) the amendments to the Articles of Association.

2.	PROPOSED APPOINTMENT OF DIRECTORS

The Directors propose to elect Mr. Yang Jie and Mr. Sun Kangmin as executive Directors. Their biographies are set out below:

Mr. Yang Jie

Mr. Yang Jie, aged 42, is a senior engineer. In 1984, Mr. Yang graduated from Beijing University of Posts and Telecommunications with a bachelor’s degree in wireless electronic engineering. He then obtained a master degree of telecommunications and information management at the Norwegian School of Management. Mr. Yang previously served as the Deputy Director General of Shanxi Administration Bureau of Posts and Telecommunications, the General Manager of Shanxi Telecommunications Corporation, the Vice President of China Telecom Beijing Research Institute and the General Manager of the Northern Telecom Department of China Telecom. He is currently serving as the Deputy General Manager of China Telecommunications Corporation. Mr. Yang has 20 years of experience in handling issues relating to the operation and management of the telecommunications industry in China.

As of the date hereof, Mr. Yang has no equity interest in the Company.

After obtaining approval from shareholders in respect of Mr. Yang’s appointment, the Company will enter into a service contract with Mr. Yang for a term expiring on September 9, 2005. His remuneration will be determined by the board of Directors.

Mr. Sun Kangmin

Mr. Sun Kangmin, aged 47, is a senior engineer. Mr. Sun previously served as the Department Head of the Information Industry Department of Sichuan Province, the Director General of Communications Bureau of Sichuan Province as well as the Chairman and the General Manager of Sichuan Telecom Company Limited. Mr. Sun has 21 years of experience in handling issues relating to the operation and management of the telecommunications industry in China.

As of the date hereof, Mr. Sun has no equity interest in the Company.

After obtaining approval from shareholders in respect of Mr. Sun’s appointment, the Company will enter into a service contract with Mr. Sun for a term expiring on September 9, 2005. His remuneration will be determined by the board of Directors.

3.	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The Directors propose to make certain amendments to its Articles of Association to meet the Company’s development. A full text of the Proposed Amendments is set out in the notice of EGM set out in the Appendix to this circular. According to the Articles of Association and the relevant laws and regulations, the Proposed Amendments are subject to the approval of the Shareholders by way of a special resolution at the EGM.

4.	ACTIONS TO BE TAKEN

A notice convening the EGM is set out in the Appendix to this circular. The relevant proxy form and notice of attendance are enclosed. At the EGM, an ordinary resolution will be proposed to approve the appointment of Mr. Yang Jie and Mr. Sun Kangmin as executive Directors, and a special resolution will be proposed to approve the amendments to Article 6, 20, 21, 24, 94 and 133 of the Articles of Association.

Shareholders of the Company who intend to attend the EGM are required to return the notice of attendance to the Company on or before September 29, 2004.

Whether or not Shareholders are able to attend the EGM, they are requested to complete and return the enclosed form of proxy to the Company’s registered office, 31 Jinrong Street, Xicheng District, Beijing 100032, PRC as soon as practicable and in any event by not later than 24 hours before the time appointed for holding the EGM. Completion and return of the form of proxy will not preclude Shareholders from attending and voting in person at the EGM should they so wish.

5.	PROCEDURES FOR DEMANDING A POLL BY SHAREHOLDERS

Pursuant to the Articles of Association, a general voting shall be made at the shareholders meeting by a show of hands. However, (i) the chairman of the meeting, (ii) at least two shareholders or proxies of such shareholders with voting rights, and (iii) one or more shareholders including proxy or proxies of such shareholders accounting individually or jointly 10% or more of the Company shares with voting right(s), shall have the right to request for a voting by poll before or after a voting by show of hands.

Issues concerning election of the chairman or suspension of a meeting shall be voted by poll. Other issues shall be voted by poll at the time to be decided by the chairman, and the meeting can go on with discussion of other matters. The result of such voting shall also be regarded as the resolution adopted at the meeting. A person who has made a request for voting by poll can withdraw it.

6.	RECOMMENDATIONS

The Directors believe that the proposed appointment of the executive Directors and the Proposed Amendments to the Articles of Association are in the best interests of the Company and the Shareholders as a whole and recommend the Shareholders to vote in favour of the relevant resolutions to be proposed at the EGM.

By order of the Board of Directors

China Telecom Corporation Limited

Zhou Deqiang

Chairman and CEO

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this notice, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

China Telecom Corporation Limited

(A joint stock limited company incorporated in the People’s Republic of China with limited liability)

(Stock Code: 0728)

NOTICE OF EXTRAORDINARY GENERAL MEETING

NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of China Telecom Corporation Limited (the “Company”) will be held at 10:00 a.m. on October 20, 2004 at 31 Jinrong Street, Xicheng District, Beijing, PRC for the purposes of considering and, if thought fit, passing, with or without modifications, the following resolutions:

ORDINARY RESOLUTION

1.	THAT the appointment of Mr. Yang Jie and Mr. Sun Kangmin to serve as the executive directors of the Company be and is hereby considered and approved with their term of office starting from the date of this resolution to September 9, 2005 and that any director of the Company be and is hereby authorized to sign on behalf of the Company the director’s service contract with Mr. Yang Jie and Mr. Sun Kangmin respectively, and that the board of directors be and is hereby authorized to determine their remunerations.

SPECIAL RESOLUTION

2.	THAT the articles of association of the Company (the “Articles of Association”) be and are hereby amended as follows:

(a)	Article 6 of the Articles of Association shall be amended as follows:

“The Company’s Articles of Association (the “Articles of Association” or “these Articles of Association”) are enacted in accordance with the provisions of the Company Law, the Special Regulations and the Mandatory Provisions for Articles of Association of Companies to be Listed Overseas (the “Mandatory Provisions”) and other PRC laws and administrative regulations.”

(b)	Article 20 of the Articles of Association shall be amended as follows:

“By the approval of the relevant companies department authorized by the State Council, the Company may issue a total of 80,932,368,321 ordinary shares, of which 68,317,270,803 were issued to the promoter of the Company at the time when the Company was established, representing 84.41% of the entire issued share capital.”

(c)	Article 21 of the Articles of Association shall be amended as follows:

“All the 12,615,097,518 ordinary shares issued by the Company after its incorporation are the overseas-listed foreign-invested shares (H Shares). Pursuant to the Provisional Measures on the Administration of the Reduction of the State-Owned Shares for Raising Social Security Funds, the number of overseas-listed foreign-invested shares (H Shares) converted from a reduction by holders of State-owned shares of their shareholdings of the State-owned shares amounted to 1,262,312,482 shares. The total of the overseas-listed foreign-invested shares (H Shares) issued by the Company shall be 13,877,410,000 shares, representing 17.15% of the issued share capital of the Company.

The share capital structure of the Company is as follows: there are a total of 80,932,368,321 ordinary shares issued, of which 58,346,370,499 shares are held by the promoter, China Telecommunications Corporation, representing 72.09% of the total of the ordinary shares issued by the Company. The other holders of the domestic shares are Guangdong Rising Assets Management Co., Ltd., holding a total of 5,614,082,653 shares representing 6.94% of the total of the ordinary shares issued by the Company, Jiangsu Guoxin Investment Group Co., Ltd., holding a total of 957,031,543 shares representing 1.18% of the total of the ordinary shares issued by the Company and Zhejiang Financial Development Company, holding a total of 2,137,473,626 shares representing 2.64% of the total of the ordinary shares issued by the Company. A total of 13,877,410,000 overseas-listed foreign-invested shares are held by holders of overseas-listed foreign-invested shares, representing 17.15% of the total of the ordinary shares issued by the Company.”

(d)	Article 24 of the Articles of Association shall be amended as follows:

“The registered capital of the Company shall be RMB80,932,368,321.”

(e)	The first paragraph of Article 94 of the Articles of Association shall be amended as follows:

“The Company shall have a board of directors. The board of directors shall consist of fifteen (15) directors, of which three (3) shall be independent (non-executive) directors (meaning directors who are independent from the Company’s shareholders and do not hold office in the Company hereinafter).”

(f)	The second paragraph of Article 133 of the Articles of Association shall be amended as follows:

“If a director or his associate (as defined in the Rules Governing the Listing of Securities of The Stock Exchange of Hong Kong Limited) has a material interest in any contract, transaction, arrangement or other matters that requires the approval of the board of directors, the relevant director shall not vote for the relevant matter at the meeting of the board of directors, and shall not be listed in the quorum of the meeting.”

THAT the directors of the Company be and are hereby authorized to take all actions which in their opinion are necessary or desirable to complete the procedures for the approval and/or registration or filing of the aforementioned amendment of the Articles of Association.

Details concerning the proposed new directors

Details concerning the proposed new directors are as follows:

Mr. Yang Jie

Mr. Yang Jie, aged 42, is a senior engineer. In 1984, Mr. Yang graduated from Beijing University of Posts and Telecommunications with a bachelor’s degree in wireless electronic engineering. He then obtained a master degree of telecommunications and information management at the Norwegian School of Management. Mr. Yang previously served as the Deputy Director General of Shanxi Administration Bureau of Posts and Telecommunications, the General Manager of Shanxi Telecommunications Corporation, the Vice President of China Telecom Beijing Research Institute and the General Manager of the Northern Telecom Department of China Telecom. He is currently serving as the Deputy General Manager of China Telecommunications Corporation. Mr. Yang has 20 years of experience in handling issues relating to the operation and management of the telecommunications industry in China.

Equity Interest in the Company

As of the date hereof, Mr. Yang has no equity interest in the Company.

Mr. Sun Kangmin

Mr. Sun Kangmin, aged 47, is a senior engineer. Mr. Sun previously served as the Department Head of the Information Industry Department of Sichuan Province, the Director General of Communications Bureau of Sichuan Province as well as the Chairman and the General Manager of Sichuan Telecom Company Limited. Mr. Sun has 21 years of experience in handling issues relating to the operation and management of the telecommunications industry in China.

Equity Interest in the Company

As of the date hereof, Mr. Sun has no equity interest in the Company.

By Order of the Board

Li Ping

Company Secretary

September 1, 2004.

Notes:

1.	The Register of Members of the Company will be closed from September 20, 2004 and October 20, 2004 (both dates inclusive), during which time no share transfers of the Company’s H shares will be effected. Buyers who submit the share transfer application forms to the Company’s share registrar before 4:00 p.m. on September 17, 2004 (Friday) and then registered as Shareholders on the register of members of the Company are entitled to attend the extraordinary general meeting.

2.	Each shareholder entitled to attend and vote at the extraordinary general meeting may appoint one or more proxies to attend and vote on his behalf at the extraordinary general meeting. A proxy need not be a shareholder.

3.	To be valid, the form of proxy together with the power of attorney or other authorization document (if any) signed by the authorized person or notarially certified power of attorney must be delivered to the Office of the Board for holders of domestic shares and to the Computershare Hong Kong Investor Services Limited for holders of H shares not less than 24 hours before the designated time for the holding of the extraordinary general meeting. Completion and return of a form of proxy will not preclude a shareholder from attending in person and voting at the extraordinary general meeting if he so wishes.

The address of the share registrar for the Company’s H Shares is as follows:

Computershare Hong Kong Investor Services Limited

46th Floor, Hopewell Centre

183 Queens Road East, Wanchai, Hong Kong

4.	A proxy of a shareholder may vote by hand or vote on a poll, but a proxy of a shareholder who has appointed more than one proxy may only vote on a poll.

5.	The registration procedure for attending the extraordinary general meeting is as follows:

(a)	shareholders attending the extraordinary general meeting in person or by proxy are required to present their identity certification. If the attending shareholder is a corporation, its legal representative or person authorized by the board or other decision making authority is required to present a copy of the relevant resolution of the board or other decision making authority approving it is the legal or duly authorized representative in order to attend the extraordinary general meeting on behalf of such corporation; and

(b)	shareholders intending to attend the extraordinary general meeting “in person or by proxy” are required to return the attendance slip via hand delivery, mail or fax to the Office of the Board of Directors on or before Wednesday, September 29, 2004.

6.	The extraordinary general meeting is expected to last for half a day and shareholders (in person or by proxy) attending the extraordinary general meeting shall be responsible for their own transportation and accommodation expenses.

7.	The address of the Office of the Board of Directors is as follows:

31 Jinrong Street

Xicheng District, Beijing 100032

PRC

Contact person: Li Ping

Telephone: (8610) 6642 8166

Fax: (8610) 6601 0728

8.	As of the date of this announcement, our Board consists of Mr. Zhou Deqiang as the chairman and chief executive officer, Mr. Chang Xiaobing as the president and chief operating officer, Ms. Wu Andi as the executive vice president and chief financial officer, Mr. Zhang Jiping as the executive vice president, Ms. Huang Wenlin as the executive vice president, Mr. Li Ping as the executive vice president and company secretary, Mr. Wei Leping as the executive vice president, Mr. Cheng Xiyuan and Mr. Feng Xiong as the executive directors, Mr. Zhang Youcai, Mr. Vincent Lo Hong Sui and Mr. Shi Wanpeng as the independent non-executive directors.